
13000682



2013
PROXY STATEMENT







AGILENT TECHNOLOGIES, INC.

PROXY STATEMENT



Agilent Technologies








2013
PROXY STATEMENT









AGILENT TECHNOLOGIES, INC.
PROXY STATEMENT



Agilent Technologies

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Agilent Technologies

Agilent Technologies, Inc.
5301 Stevens Creek Blvd.
Santa Clara, California 95051

William P. Sullivan
Chief Executive Officer

February 2013

To our Stockholders:

I am pleased to invite you to attend the annual meeting of stockholders of Agilent Technologies, Inc. ("Agilent") to be held on Wednesday, March 20, 2013 at 8:00 a.m., Pacific Standard Time, at Agilent's headquarters located at 5301 Stevens Creek Blvd., Building No. 5, Santa Clara, California (U.S.A.). Details regarding admission to the annual meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

If you are unable to attend the annual meeting in person, you may listen through the Internet or by telephone. To listen to the live webcast, log on at www.investor.agilent.com and select the link for the webcast. To listen by telephone, please call (800) 510-9834 (international callers should dial (617) 614-3669). The meeting pass code is 78119177. The webcast will begin at 8:00 a.m. and will remain on Agilent's website for one year. You cannot record your vote or ask questions on this website or at this phone number.

We have elected to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe that the rules will allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the annual meeting.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope that you will vote as soon as possible. Please review the instructions on each of your voting options described in the Proxy Statement and the Notice of Internet Availability of Proxy Materials you received in the mail.

Thank you for your ongoing support of, and continued interest in, Agilent.

Sincerely,

Admission to the annual meeting will be limited to stockholders. You are entitled to attend the annual meeting only if you are a stockholder of record as of the close of business on January 22, 2013, the record date, or hold a valid proxy for the meeting. In order to be admitted to the annual meeting, you must present proof of ownership of Agilent stock on the record date. This can be a brokerage statement or letter from a bank or broker indicating ownership on January 22, 2013, the Notice of Internet Availability of Proxy Materials, a proxy card, or legal proxy or voting instruction card provided by your broker, bank or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership. Stockholders and proxyholders may also be asked to present a form of photo identification such as a driver's license or passport. Backpacks, cameras, cell phones with cameras, recording equipment and other electronic recording devices will not be permitted at the annual meeting. Agilent reserves the right to inspect any persons or proposals prior to their admission to the annual meeting. Failure to follow the meeting rules or permit inspection will be grounds for exclusion from the annual meeting.

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AGILENT TECHNOLOGIES, INC.

5301 Stevens Creek Blvd.
Santa Clara, California 95051
(408) 553-2424

Notice of Annual Meeting of Stockholders

TIME	8:00 a.m., Pacific Standard Time, on Wednesday, March 20, 2013
PLACE	Agilent's Headquarters 5301 Stevens Creek Boulevard, Building No. 5 Santa Clara, California (U.S.A.)
ITEMS OF BUSINESS	(1) To elect three directors to a 3-year term. At the annual meeting, the Board of Directors intends to present the following nominees for election as directors: • Paul N. Clark • James G. Cullen • Tadataka Yamada, M.D. (2) To ratify the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm. (3) To approve, on a non-binding advisory basis, the compensation of Agilent's named executive officers. (4) To consider a stockholder proposal, if properly presented at the annual meeting, regarding board declassification. (5) To consider such other business as may properly come before the annual meeting.
RECORD DATE	You are entitled to vote at the annual meeting and at any adjournments or postponements thereof if you were a stockholder at the close of business on Tuesday, January 22, 2013.
ANNUAL MEETING ADMISSION	To be admitted to the annual meeting, you must present proof of ownership of Agilent stock as of the record date. This can be a brokerage statement or letter from a bank or broker indicating ownership on January 22, 2013, the Notice of Internet Availability of Proxy Materials, a proxy card, or legal proxy or voting or voting instruction card provided by your broker, bank or nominee. You may also be asked to present a form of photo identification such as a driver's license or passport. The annual meeting will begin promptly at 8:00 a.m. Limited seating is available on a first come, first served basis.
VOTING	For instructions on voting, please refer to the instructions on the Notice of Internet Availability of Proxy Materials you received in the mail or, if you received a hard copy of the Proxy Statement, on your enclosed proxy card.

By Order of the Board,



MARIE OH HUBER
Senior Vice President, General Counsel and Secretary

This Proxy Statement and the accompanying proxy card are being sent or made available on or about February 6, 2013.

PROXY SUMMARY

The following is a summary which highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you are urged to read the entire Proxy Statement carefully before voting.

Voting Matters and Vote Recommendations

There are four items of business which Agilent currently expects to be considered at the 2013 Annual Meeting. The following table lists those items of business and the Agilent Board's vote recommendation.

PROPOSAL	BOARD VOTE RECOMMENDATION
Management Proposals	
Election of Directors	For each director nominee
Ratification of the Independent Registered Public Accounting Firm	For
Advisory Vote to Approve Named Executive Officer Compensation	For
Stockholder Proposal	
Stockholder Proposal Regarding Board Declassification	Against

Director Nominees

Agilent's Board is divided into three classes serving staggered three-year terms. The following table provides summary information about each of the three director nominees who are being voted on at the Annual Meeting.

NAME	AGE	DIRECTOR SINCE	OCCUPATION	INDE-PENDENT	COMMITTEE MEMBERSHIPS				OTHER PUBLIC BOARDS
					AC	CC	NCG	EC	
Paul N. Clark	65	2006	Operating Partner of Genstar Capital, LLC	Yes	M		M		0
James G. Cullen	70	2000	Former President and Chief Operating Officer of Bell Atlantic Corporation	Yes			C	C	3
Tadataka Yamada, M.D.	67	2011	Chief Medical and Scientific Officer of Takeda Pharmaceuticals International, Inc.	Yes		M	M		1

Key: AC: Audit Committee; CC: Compensation Committee; NCG: Nominating/Corporate Governance Committee; EC: Executive Committee; C: Chairperson; M: Member

Independent Registered Public Accounting Firm

We ask that our stockholders ratify the selection of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm for fiscal year 2013. Below is summary information about PricewaterhouseCoopers' fees for services during fiscal years 2012 and 2011:

Fee Category:	Fiscal 2012	% of Total	Fiscal 2011	% of Total
Audit Fees	$6,296,000	94.1	$7,486,000	90.1
Audit-Related Fees	105,000	1.6	97,000	1.2
Tax Fees:				
Tax compliance/preparation	285,000	4.3	720,000	8.7
Other tax services	0	0.0	0	0.0
Total Tax Fees	285,000	4.3	720,000	8.7
All Other Fees	4,000	0.0	3,000	0.0
Total Fees	$6,690,000	100	$8,306,000	100

Executive Compensation Matters

The proxy statement contains information about Agilent's executive compensation programs. In particular, you will find detailed information in the Compensation Discussion and Analysis starting on page 29 and the Executive Compensation tables starting on page 44.

Our executive officers are compensated in a manner consistent with Agilent's business strategy, competitive practice, sound compensation governance principles, and stockholder interests and concerns. Our compensation policies and decisions are focused on pay-for-performance. As you can read, our executive compensation programs have remained substantially the same for several years, and we believe that our programs are well aligned with the interests of our shareholders and are instrumental to achieving our business strategy.

In determining executive compensation for fiscal year 2012, the Compensation Committee of the Board considered the overwhelming stockholder support that the "Say-on-Pay" proposal received at our March 21, 2012 annual meeting of stockholders. As a result, the Compensation Committee continued to apply the same effective principles and philosophy it has used in previous years in determining executive compensation and will continue to consider stockholder concerns and feedback in the future. Fiscal year 2012 was successful for Agilent despite uncertainties in the economy. Revenue, orders, net income and earnings per share improved year over year. However, performance did not meet our targets. Therefore, consistent with our philosophy to pay for performance, our CEO's total direct compensation dropped slightly from the preceding fiscal year.

We are requesting your non-binding vote to approve the compensation of the Company's named executive officers as described on pages 29 to 56, including the Summary Compensation Table and subsequent tables on pages 44 to 56 of the proxy statement.

2013 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

2013 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

PROPOSAL 1 - ELECTION OF DIRECTORS

Director Nomination Criteria: Qualifications and Experience

The Nominating/Corporate Governance Committee (the "Nominating Committee") performs an assessment of the skills and the experience needed to properly oversee the interests of the Company. Generally the Nominating Committee reviews both the short and long term strategies of the Company to determine what current and future skills and experience are required of the Board in exercising its oversight function. The Nominating Committee then compares those skills to the skills of the current directors and potential director candidates. The Nominating Committee conducts targeted efforts to identify and recruit individuals who have the qualifications identified through this process. The Nominating Committee looks for its current and potential directors collectively to have a mix of skills and qualifications, some of which are described below:

- a reputation for personal and professional integrity and ethics;
- executive or similar policy-making experience in relevant business or technology areas or national prominence in an academic, government or other relevant field;
- breadth of experience;
- soundness of judgment;
- the ability to make independent, analytical inquiries;
- the willingness and ability to devote the time required to perform Board activities adequately;
- the ability to represent the total corporate interests of Agilent; and
- the ability to represent the long-term interests of stockholders as a whole.

In addition to these minimum requirements, the Nominating Committee will also consider whether the candidate's skills are complementary to the existing Board members' skills; the diversity of the Board in factors such as age, experience in technology, manufacturing, finance and marketing, international experience and culture; and the Board's needs for specific operational, management or other expertise. The Nominating Committee from time to time reviews the appropriate skills and characteristics required of board members, including factors that it seeks in board members such as diversity of business experience, viewpoints and, personal background, and diversity of skills in technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective Board of Directors. In evaluating potential candidates for the Board of Directors, the Nominating Committee considers these factors in the light of the specific needs of the Board of Directors at that time.

Current Director Terms

Agilent's Board is divided into three classes serving staggered three-year terms. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for their class expires. Agilent's Bylaws, as amended, allow the Board to fix the number of directors by resolution. Our Board currently consists of nine directors divided into three classes. One class of directors is elected annually, and each class serves for a term of three years. The terms of the three current director nominees will expire at this Annual Meeting. The composition of the Board and the term expiration dates for each director is as follows:

Class	Directors	Term Expires
I	Paul N. Clark, James G. Cullen and Tadataka Yamada, M.D.	2013
II	Heidi Fields, David M. Lawrence, M.D. and A. Barry Rand	2014
III	Robert J. Herbold, Koh Boon Hwee and William P. Sullivan	2015

Directors elected at the 2013 annual meeting will hold office for a three-year term expiring at the annual meeting in 2016 (or until their respective successors are elected and qualified, or until their earlier death, resignation or removal). All of the nominees are currently directors of Agilent. Information regarding each of the nominees is provided below as of December 31, 2012. There are no family relationships among Agilent's executive officers and directors.

Director Nominees for Election to New Three-Year Terms That Will Expire in 2016

PAUL N. CLARK

Age: 65
Director Since: May 2006

Agilent Committees:
- Audit and Finance
- Nominating/Corporate Governance

Public Directorships:
None

Former Public Directorships Held During the Past Five Years:
- Amylin Pharmaceuticals, Inc.
- Talecris Biotherapeutics Holdings Corp.

Mr. Clark has been an Operating Partner of Genstar Capital, LLC since August 2007, a middle market private equity firm that focuses on investments in selected segments of life sciences and healthcare services, industrial technology, business services and software. Prior to that, Mr. Clark was the Chief Executive Officer and President of ICOS Corporation, a biotherapeutics company, from June 1999 to January 2007, and the Chairman of the Board of Directors of ICOS from February 2000 to January 2007. From 1984 to December 1998, Mr. Clark worked in various capacities for Abbott Laboratories, a health care products manufacturer, retiring from Abbott Laboratories as Executive Vice President and a board member. His previous experience included senior positions with Marion Laboratories, a pharmaceutical company, and Sandoz Pharmaceuticals (now Novartis Corporation), a pharmaceutical company.

Mr. Clark has significant experience in the pharmaceutical and biotechnology industries, including his experience serving in senior management positions with ICOS Corporation (where he served as Chief Executive Officer and President), Abbott Laboratories, Marion Laboratories and Sandoz Pharmaceuticals. In addition, Mr. Clark brings considerable public company director experience and perspective on company management and governance issues and practices.

JAMES G. CULLEN

Age: 70
Director Since: April 2000

Agilent Committees:
- Nominating/Corporate Governance (Chair)
- Executive (Chair)

Public Directorships:
- Johnson & Johnson
- Prudential Financial, Inc.
- Neustar, Inc.

Former Public Directorships Held During the Past Five Years:
None

Mr. Cullen has been a director of Agilent since April 2000 and the Non-Executive Chairman of the Board since March 2005. Mr. Cullen was President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon) from 1997 to June 2000 and a member of the office of chairman from 1993 to June 2000. Prior to this appointment, Mr. Cullen was the President and Chief Executive Officer of the Telecom Group of Bell Atlantic from 1995 to 1997. Prior to the creation of Bell Atlantic on January 1, 1984, Mr. Cullen held management positions with New Jersey Bell from 1966 to 1981 and AT&T from 1981 to 1983.

Mr. Cullen has considerable managerial and operational experience and expertise from his senior leadership position with Bell Atlantic and its predecessors. In addition, Mr. Cullen brings significant public company director experience and perspective on public company management and governance. Mr. Cullen has a strong understanding of Agilent having served on the board for over 10 years, including more than 5 years as the non-executive chairman.

TADATAKA YAMADA, M.D.

Age: 67
Director Since: January 2011

Agilent Committees:
- Compensation
- Nominating/Corporate Governance

Public Directorships:
- Takeda Pharmaceutical Co. Ltd.

Former Public Directorships Held During the Past Five Years:
- GlaxoSmithKline plc
- Covidien plc

Dr. Yamada currently serves as the Chief Medical and Scientific Officer of Takeda Pharmaceuticals International, Inc., a research-based global pharmaceutical company. Dr. Yamada previously served as President of the Global Health Program of the Bill & Melinda Gates Foundation from June 2006 to June 2011. From 2000 to 2006, Dr. Yamada was Chairman of Research and Development for GlaxoSmithKline Inc. and prior to that, he held research and development positions at SmithKline Beecham. Prior to joining SmithKline Beecham, Dr. Yamada was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center.

Dr. Yamada brings to our Board a unique perspective with his experience as the former President of the Global Health Program of the Bill & Melinda Gates Foundation as well as his significant research and development experience. Dr. Yamada's extensive pharmaceutical industry knowledge gives him an insight into a number of issues facing Agilent that other directors might not possess.

Agilent's Board recommends a vote FOR the election to the Board of each of the foregoing nominees.

Continuing Directors Not Being Considered for Election at this Annual Meeting

The Agilent directors whose terms are not expiring this year are listed below. They will continue to serve as directors for the remainder of their terms or such other date, in accordance with Agilent's Bylaws. Information regarding each of such directors is provided below.

Directors Whose Terms Will Expire in 2014

HEIDI FIELDS

Age: 58
Director Since: February 2000

Agilent Committees:
- Audit and Finance (Chair)
- Nominating/Corporate Governance

Public Directorships:
- Financial Engines, Inc.

Former Public Directorships Held During the Past Five Years:
None

Ms. Fields served as Executive Vice President and Chief Financial Officer of Blue Shield of California from September 2003 through December 2012. She served as Executive Vice President and the Chief Financial Officer of Gap, Inc. from 1999 to January 2003. Prior to assuming that position, Ms. Fields served as the Chief Financial Officer of ITT Industries, Inc. from 1995 to 1999. From 1979 to 1995, she held senior financial management positions at General Motors Corporation, including Vice President and Treasurer.

Ms. Fields possesses significant experience and experience in management and financial matters, having served as the Chief Financial Officer of both public and private companies, including at Blue Shield of California, Gap, Inc. and ITT Industries, Inc. Ms. Fields is the chairperson of our Audit and Finance Committee and is qualified as a financial expert under SEC guidelines. In addition, Ms. Fields has considerable experience and expertise with Agilent having been a member of Agilent's board of directors for over 10 years.

DAVID M. LAWRENCE, M.D.

Age: 72
Director Since: July 1999

Agilent Committees:
- Compensation (Chair)
- Nominating/Corporate Governance

Public Directorships:
- McKesson Corporation

Former Public Directorships Held During the Past Five Years:
- Dynavax Technologies Corporation

Dr. Lawrence served as Chairman of the Board from 1992 to May 2002 and Chief Executive Officer from 1991 to May 2002 of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. From May 2002 to December 2002, he served as Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. He held a number of management positions with these organizations prior to assuming these positions, including Vice Chairman of the Board and Chief Operating Officer.

Dr. Lawrence possesses considerable experience and expertise with Agilent having been a member of Agilent's board of directors since its spin-off from Hewlett-Packard. In addition, Dr. Lawrence brings strong leadership experience in the healthcare industry, having served for a decade as Chairman and Chief Executive Officer of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. Dr. Lawrence brings notable public company director experience and perspective on public company management and governance issues and practices.

Pursuant to Agilent's Corporate Governance Standards, the Board considered and approved Dr. Lawrence's continued service beyond his 72nd birthday as a Board member until the end of his current term.

A. BARRY RAND

Age: 68
Director Since: November 2000

Agilent Committees:
- Compensation
- Nominating/Corporate Governance

Public Directorships:
- Campbell Soup Company

Former Public Directorships Held During the Past Five Years:
None

Mr. Rand has served as the Chief Executive Officer of AARP since April 2009. He served as Chairman and Chief Executive Officer of Equitant from February 2003 to April 2005 and as Non-Executive Chairman of Aspect Communications from February 2003 to October 2005. Mr. Rand was the Chairman and Chief Executive Officer of Avis Group Holdings, Inc. from November 1999 to April 2001. Prior to joining Avis Group, Mr. Rand was Executive Vice President, Worldwide Operations, for Xerox Corporation from 1992 to 1999. Mr. Rand is Chairman of the Board of Trustees of Howard University and holds a MBA from Stanford University where he also was a Stanford Sloan Executive Fellow. Mr. Rand also holds several honorary doctorate degrees.

Mr. Rand possesses a strong mix of organizational and operational management skills having served as the chairman and/or chief executive officer of numerous companies, including past roles with Equitant, Avis Group Holdings and Aspect Communications, and his current position with the AARP. He brings public company director experience and perspective from his membership on the Campbell Soup board of directors and has considerable expertise with Agilent having served as a director for over 10 years.

Directors Whose Terms Will Expire in 2015

ROBERT J. HERBOLD

Age: 70

Director Since: June 2000

Agilent Committees:

- Audit and Finance
- Nominating/Corporate Governance

Public Directorships:

- Neptune Orient Lines Limited

Former Public Directorships Held During the Past Five Years:

- ICOS Corporation
- Weyerhauser Co.
- Cintas Corporation
- First Mutual Bancshares, Inc.

Mr. Herbold has served as the Managing Director of the consulting firm The Herbold Group, LLC since 2003. He served as Executive Vice President and Chief Operating Officer of Microsoft Corporation from 1994 to April 2001 and served as an Executive Vice President (part-time) of Microsoft Corporation until June 2003. Prior to joining Microsoft, Mr. Herbold was employed by The Procter & Gamble Company for twenty-six years, and served as a Senior Vice President at The Procter & Gamble Company from 1990 to 1994.

Mr. Herbold possesses significant leadership experience and business expertise from his executive leadership positions with Microsoft Corporation and The Procter & Gamble Company. Having been a member of the Agilent board for over 10 years, Mr. Herbold has a strong knowledge of Agilent's business. In addition, Mr. Herbold brings considerable public and private company director experience and perspective on public company management and governance issues and practices.

KOH BOON HWEE

Age: 62

Director Since: May 2003

Agilent Committees:

- Compensation
- Nominating/Corporate Governance

Public Directorships:

- AAC Technologies Holdings, Inc.
- Sunningdale Tech, Ltd.
- Yeo Hiap Seng Ltd.
- Yeo Hiap Seng (Malaysia) Bhd.

Former Public Directorships Held During the Past Five Years:

- MediaRing Limited
- DBS Group Holdings Ltd.
- DBS Bank Ltd.

Mr. Koh is the managing partner of Credence Capital Fund II (Cayman) Ltd., a private equity fund. Mr. Koh has served as the non-Executive Chairman of Sunningdale Tech Ltd. since January 2009 and previously served as its Executive Chairman and Chief Executive Officer from July 2005 to January 2009. He has served as the non-Executive Chairman of Yeo Hiap Seng Ltd. since April 2010 and Rippledot Capital Advisers Pte. Ltd. since February 2011. He served as Executive Director of MediaRing Limited from February 2002 to August 2009; Chairman of DBS Bank from January 2006 to April 2010; Chairman of Singapore Airlines from July 2001 to December 2005 and Chairman of Singapore Telecom from April 1992 to August 2001. Mr. Koh spent fourteen years with Hewlett-Packard Company in its Asia Pacific region.

Mr. Koh possesses a strong mix of leadership and operational experience from his various senior positions with Sunningdale Tech, AAC Technologies, MediaRing Limited, DBS Bank, Singapore Airlines and Singapore Telecom. In addition, Mr. Koh has deep experience in the Asia Pacific region and brings that knowledge and perspective to the Board. Mr. Koh has extensive experience with Agilent and its predecessor, Hewlett-Packard, having served on the Agilent board for over 9 years and having spent 14 years with Hewlett-Packard.

WILLIAM P. SULLIVAN

Age: 63
Director Since: March 2005

Agilent Committees:
- Executive Committee

Public Directorships:
- URS Corporation
- Avnet, Inc.

Former Public Directorships Held During the Past Five Years:
None

Mr. Sullivan has served as Agilent's Chief Executive Officer since March 2005 and served as President from March 2005 to November 2012. Before being named as Agilent's Chief Executive Officer, Mr. Sullivan served as Executive Vice President and Chief Operating Officer from March 2002 to March 2005. In that capacity, he shared the responsibilities of the president's office with Agilent's former President and Chief Executive Officer, Edward W. Barnholt. Mr. Sullivan also had overall responsibility for Agilent's Electronic Products and Solutions Group, the company's largest business group. Prior to assuming that position, Mr. Sullivan served as our Senior Vice President, Semiconductor Products Group, from August 1999 to March 2002. Before that, Mr. Sullivan held various management positions at Hewlett-Packard Company.

Mr. Sullivan has broad and deep experience with Agilent and its businesses having been an employee of Agilent and its predecessor, Hewlett-Packard, for over 30 years. During the course of his career, he has developed considerable expertise in, and in-depth knowledge of, Agilent's businesses, having seen them as an individual contributor and at numerous levels of management. This perspective gives valuable insight to the Agilent board. Mr. Sullivan also brings public company director experience and perspective from his current positions on the URS Corporation and Avnet boards.

Corporate Governance Matters

Agilent has had formal corporate governance standards in place since the Company's inception in 1999. We have reviewed internally and with the Board the provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the rules of the SEC and the NYSE's corporate governance listing standards regarding corporate governance policies and processes and are in compliance with the rules and listing standards.

We have adopted charters for our Compensation Committee, Audit and Finance Committee, Nominating/Corporate Governance Committee and Executive Committee consistent with the applicable rules and standards. You can access our committee charters, Amended and Restated Corporate Governance Standards and Standards of Business Conduct by clicking on "Governance Policies" in the "Corporate Governance" section, which is on the left side of our web page at www.investor.agilent.com.

CORPORATE CITIZENSHIP

Agilent is committed to conducting business in an ethical, socially responsible and environmentally sustainable manner. Our Citizenship Objective is to be an economic, intellectual and social asset to each nation and community in which we operate. Agilent's Community Relations and Giving Programs and the Agilent Foundation are tangible examples of our commitment to exemplary Corporate Citizenship.

Board Leadership Structure

Agilent currently separates the positions of chief executive officer and chairman of the Board. Since March 2005, Mr. Cullen, one of our independent directors, has served as our chairman of the Board. The responsibilities of the chairman of the Board include: setting the agenda for each Board meeting, in consultation with the chief executive officer; chairing the meetings of independent directors; and facilitating and conducting, with the Nominating/Corporate Governance Committee, the annual self-assessments by the Board and each standing committee of the Board, including periodic performance reviews of individual directors.

Separating the positions of chief executive officer and chairman of the Board allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. The Board believes that having an independent director serve as chairman of the Board is the appropriate leadership structure for Agilent at this time.

However, our Corporate Governance Standards permit the roles of the chairperson of the Board and the chief executive officer to be filled by the same or different individuals. This provides the board with flexibility to determine whether the two roles should be combined in the future based on Agilent's needs and the Board's assessment of Agilent's leadership from time to time. Our Corporate Governance Standards provide that, in the event that the chairperson of the Board is also the chief executive officer, the Board may consider the election of an independent Board member as a lead independent director.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees. The Audit and Finance Committee has primary responsibility for overseeing Agilent's enterprise risk management process. The Audit and Finance Committee receives updates and discusses individual and overall risk areas during its meetings, including the Company's financial risk assessments, risk management policies and major financial risk exposures and the steps management has taken to monitor and control such exposures. The Compensation Committee oversees risks associated with our compensation policies and practices with respect to both executive compensation and compensation generally.

The Compensation Committee receives reports and discusses whether Agilent's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

The full Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairpersons to the full Board during Board meetings.

Majority Voting for Directors

Our Bylaws provide for majority voting of directors regarding director elections. In an uncontested election, any nominee for director shall be elected by the vote of a majority of the votes cast with respect to the director. A "majority of the votes cast" means that the number of shares voted "FOR" a director must exceed 50% of the votes cast with respect to that director. The "votes cast" shall include votes to withhold authority and exclude votes to "ABSTAIN" with respect to that director's election. If a director is not elected due to a failure to receive a majority of the votes cast and his or her successor is not otherwise elected and qualified, the director shall promptly tender his or her resignation following certification of the stockholder vote. The Nominating/ Corporate Governance Committee will consider the resignation offer and recommend to the Board whether to accept or reject it, or whether other action should be taken. The Board will act on the Nominating/Corporate Governance Committee's recommendation within 90 days following certification of the stockholder vote. Thereafter, the Board will promptly disclose their decision and the rationale behind it in a press release to be disseminated in the same manner as Company press releases typically are distributed. Any director who tenders his or her resignation pursuant to this provision shall not participate in the Nominating/Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Board Communications

Stockholders and other interested parties may communicate with the Board and Agilent's Non-Executive Chairperson of the Board of Directors by filling out the form at "Contact Chairman" under "Corporate Governance" at www.investor.agilent.com or by writing to James G. Cullen, c/o Agilent Technologies, Inc., General Counsel, 5301 Stevens Creek Blvd., MS 1A-11, Santa Clara, California 95051. The General Counsel will perform a legal review in the normal discharge of her duties to ensure that communications forwarded to the Non-Executive Chairperson preserve the integrity of the process. For example, items that are unrelated to the duties and responsibilities of the Board such as spam, junk mail and mass mailings, product complaints, personal employee complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys, business solicitations or advertisements (the "Unrelated Items") will not be forwarded to the Non-Executive Chairperson. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will not be forwarded to the Non-Executive Chairperson. Any communication that is relevant to the conduct of Agilent's business and is not forwarded will be retained for one year (other than Unrelated Items) and made available to the Non-Executive Chairperson and any other independent director on request. The independent directors grant the General Counsel discretion to decide what correspondence shall be shared with Agilent management and specifically instruct that any personal employee complaints be forwarded to Agilent's Human Resources Department.

Director Independence

Agilent adopted the following standards for director independence in compliance with the NYSE corporate governance listing standards:

1. No director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with Agilent or any of its subsidiaries (either directly, or as a partner, stockholder or officer of an organization that has a relationship with Agilent). Agilent or any of its subsidiaries must identify which directors are independent and disclose the basis for that determination.

In addition, a director is not independent if:

2. The director is, or has been within the last three years, an employee of Agilent or any of its subsidiaries, or an immediate family member

is, or has been within the last three years, an executive officer of Agilent or any of its subsidiaries.

3. The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from Agilent or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

4. (A) The director is a current partner or employee of a firm that is Agilent's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on Agilent's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Agilent's or any of its subsidiaries' audit within that time.

5. The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Agilent's or any of its subsidiaries' current executive officers at the same time serves or served on that company's compensation committee.

6. The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Agilent or any of its subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

The Board determined that Paul N. Clark, James G. Cullen, Heidi Fields, Robert J. Herbold, Koh Boon Hwee, David M. Lawrence, M.D., A. Barry Rand and Tadataka Yamada, M.D. met the aforementioned independence standards. William P. Sullivan did not meet the aforementioned independence standards because he is Agilent's current Chief Executive Officer and an employee of Agilent.

Agilent's non-employee directors meet at regularly scheduled executive sessions without management. As the Non-Executive Chairman of the Board, James G. Cullen was chosen to preside at executive sessions of the non-management directors.

COMMITTEES OF THE BOARD OF DIRECTORS

Director	Board	Audit and Finance	Compensation	Nominating/ Corporate Governance	Executive
Paul N. Clark	✓	✓		✓	
James G. Cullen	CHAIR			CHAIR	CHAIR
Heidi Fields	✓	CHAIR		✓	
Robert J. Herbold	✓	✓		✓	
Koh Boon Hwee	✓		✓	✓	
David M. Lawrence, M.D.	✓		CHAIR	✓	
A. Barry Rand	✓		✓	✓	
Tadataka Yamada, M.D.	✓		✓	✓	
William P. Sullivan	✓				✓
No. of Meetings in FY2012	7	12	4	4	0

Audit and Finance Committee

The Audit and Finance Committee is responsible for the oversight of the quality and integrity of Agilent's consolidated financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm, the performance of its internal audit function and independent registered public accounting firm and other significant financial matters. In discharging its duties, the Audit and Finance Committee is expected to:

- have the sole authority to appoint, retain, compensate, oversee, evaluate and replace the independent registered public accounting firm;
- review and approve the scope of the annual internal and external audit;
- review and pre-approve the engagement of Agilent's independent registered public accounting firm to perform audit and non-audit services and the related fees;
- meet independently with Agilent's internal auditing staff, independent registered public accounting firm and senior management;
- review the adequacy and effectiveness of the system of internal control over financial reporting and any significant changes in internal control over financial reporting;
- review Agilent's consolidated financial statements and disclosures including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's reports on Form 10-K or Form 10-Q;
- establish and oversee procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
- review funding and investment policies, implementation of funding policies and investment performance of Agilent's benefit plans;
- monitor compliance with Agilent's Standards of Business Conduct; and
- review disclosures from Agilent's independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independence of accountant's communications with the audit committee.

Compensation Committee

The Compensation Committee reviews the performance of Agilent's elected officers and other key employees and determines, approves and reports to the Board on the elements of their compensation, including total cash compensation and long-term equity based incentives. In addition, the Compensation Committee:

- approves and monitors Agilent's benefit plan offerings;
- supervises and oversees the administration of Agilent's incentive compensation, variable pay and stock programs, including the impact of Agilent's compensation programs and arrangements on Company risk;
- recommends to the Board the annual retainer fee as well as other compensation for non-employee directors;
- establishes comparator peer group and compensation targets based on this peer group for the Company's named executive officers; and
- has sole authority to retain and terminate executive compensation consultants.

For more information on the responsibilities and activities of the Compensation Committee, including the committee's processes for determining executive compensation, see "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation" and the Compensation Committee's charter.

The Compensation Committee also helps determine compensation for non-employee directors. The process the Compensation Committee undertakes for setting non-employee director compensation is similar to that of setting executive officer compensation. The Compensation Committee is aided by an independent consultant, currently Frederic W. Cook & Co., Inc. ("F.W. Cook"), who is selected and retained by the Compensation Committee. The role of the independent consultant is to measure and benchmark our non-employee director compensation against a certain peer group of companies with respect to appropriate compensation levels for positions comparable in the market. The independent consultant recommends appropriate retainers, committee chair retainers, grant values and stock ownership guidelines to the Compensation Committee. This information is reviewed, discussed and finalized at a Compensation Committee meeting and a recommendation is made to the full Board. The full Board makes the final determination on non-employee director compensation.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee proposes a slate of directors for election by Agilent's stockholders at each annual meeting and recommends to the Board candidates to fill any vacancies on the Board. It is also responsible for reviewing management succession plans, recommending to the Board the appropriate Board size and committee structure and developing and reviewing corporate governance principles applicable to Agilent.

The Nominating/Corporate Governance Committee will consider director candidates recommended for nomination by stockholders, provided that the recommendations are made in accordance with the procedures described in the section entitled "General Information About the Meeting" located at the end of this Proxy Statement. Candidates recommended for nomination by stockholders that comply with these procedures will receive the same consideration as other candidates recommended by the Nominating/Corporate Governance Committee.

Agilent typically hires a third party search firm to help identify and facilitate the screening and interview process of candidates for director. To be considered by the Nominating/Corporate Governance Committee, a director nominee must have:

- a reputation for personal and professional integrity and ethics;
- executive or similar policy-making experience in relevant business or technology areas or national prominence in an academic, government or other relevant field;
- breadth of experience;
- soundness of judgment;
- the ability to make independent, analytical inquiries;
- the willingness and ability to devote the time required to perform Board activities adequately;
- the ability to represent the total corporate interests of Agilent; and
- the ability to represent the long-term interests of stockholders as a whole.

In addition to these minimum requirements, the Nominating/Corporate Governance Committee will also consider whether the candidate's skills are complementary to the existing Board members' skills; the diversity of the Board in factors such as age, experience in technology, manufacturing, finance and marketing, international experience and culture; and the Board's needs for specific operational, management or other expertise. The Nominating/Corporate Governance Committee from time to time reviews the appropriate skills and characteristics required of board members, including factors that it seeks in board members such as diversity of business experience, viewpoints and, personal background, and diversity of skills in technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective Board of Directors. In evaluating potential candidates for the Board of Directors, the Nominating/Corporate Governance Committee considers these factors in the light of the specific needs of the Board of Directors at that time. The search firm screens the candidates, does reference checks, prepares a biography for each candidate for the Nominating/Corporate Governance Committee to review and helps set up interviews. The Nominating/Corporate Governance Committee and Agilent's Chief Executive Officer interview candidates that meet the criteria, and the Nominating/Corporate Governance Committee selects candidates that best suit the Board's needs. We do not use a third party to evaluate current Board members.

The Nominating/Corporate Governance Committee also administers Agilent's Related Person Transactions Policy and Procedures. See "Related Person Transactions Policy and Procedures" for more information.

Executive Committee

The Executive Committee meets or takes written action when the Board is not otherwise meeting. The Committee has full authority to act on behalf of the Board, except that it cannot amend Agilent's Bylaws, recommend any action that requires the approval of the stockholders, fill vacancies on the Board or any Board committee, fix director compensation, amend or repeal any non-amendable or non-repealable resolution of the Board, declare a distribution to the stockholders except at rates determined by the Board, appoint other committees or take any action not permitted under Delaware law to be delegated to a committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in the table above. During the most recent fiscal year, no Agilent executive officer served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on Agilent's Compensation Committee.

RELATED PERSON TRANSACTIONS POLICY AND PROCEDURES

The Company's Standards of Business Conduct and Director Code of Ethics require that all employees and directors avoid conflicts of interests that interfere with the performance of their duties or the best interests of the Company. In addition, the Company has adopted a written Related Person Transactions Policy and Procedures (the "Related Person Transactions Policy") that prohibits any of the Company's executive officers, directors or any of their immediate family members from entering into a transaction with the Company, except in accordance with the policy. For purposes of the policy, a "related person transaction" includes any transaction (within the meaning of Item 404(a) of the Securities and Exchange Commission's Regulation S-K) involving the Company and any Related Person that would be required to be disclosed pursuant to Item 404(a) of the Securities and Exchange Commission's Regulation S-K.

Under our Related Person Transactions Policy, the General Counsel must advise the Nominating/Corporate Governance Committee of any related person transaction of which she becomes aware. The Nominating/Corporate Governance Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Nominating/Corporate Governance Committee shall consider all relevant information available to it and, as appropriate, must take into consideration the following:

- the size of the transaction and the amount payable to the related person;
- the nature of the interest of the related person in the transaction;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involved the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

Under the Related Person Transactions Policy, Company management screens for any potential related person transactions, primarily through the annual circulation of a Directors and Officers Questionnaire ("D&O Questionnaire") to each member of the Board of Directors and each officer of the Company that is a reporting person under Section 16 of the Securities Exchange Act of 1934. The D&O Questionnaire contains questions intended to identify Related Persons and transactions between the Company and related persons. If a related person transaction is identified, such transaction is brought to the attention of the Nominating/Corporate Governance Committee for its approval, ratification, revision, or rejection in consideration of all of the relevant facts and circumstances.

The Nominating/Corporate Governance Committee must approve or ratify each related person transaction in accordance with the policy. Absent this approval or ratification, no such transaction may be entered into by the Company with any related person.

In March 2008, the Nominating/Corporate Governance Committee amended the Related Person Transactions Policy to provide for standing pre-approval of limited transactions with related persons. Pre-approved transactions include:

(a) Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer or an equivalent), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of (i) $1,000,000, or (ii) 2 percent of that company's total annual revenues.

(b) Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer or an equivalent), a director or a trustee, if the aggregate amount involved does not exceed the lesser of $500,000, or 2 percent of the charitable organization's total annual receipts.

Agilent will disclose the terms of related person transactions in its filings with the SEC to the extent required.

Transactions with Related Persons

We purchase services, supplies, and equipment in the normal course of business from many suppliers and sell or lease products and services to many customers. In some instances, these transactions occur with companies with which members of our management or Board of Directors have relationships as directors or executive officers. For transactions entered into during fiscal year 2012, no related person had or will have a direct or indirect material interest and none exceeded or fell outside of the pre-approved thresholds set forth in our Related Party Transaction Policy.

The following list identifies which of these companies purchased more than $120,000 in products and services from us in fiscal 2012.

- Johnson & Johnson ("J&J"). Mr. James G. Cullen is a director of J&J. J&J, or its affiliates, purchased from Agilent an aggregate of approximately $11.4 million of products and services in fiscal 2012.
- Avnet, Inc. ("Avnet"). Mr. William P. Sullivan is a director of Avnet. Avnet, or its affiliates, purchased from Agilent an aggregate of approximately $1.5 million of products and services in fiscal 2012.
- URS Corporation ("URS"). Mr. William P. Sullivan is a director of URS. URS, or its affiliates, purchased from Agilent an aggregate of approximately $1.3 million of products and services in fiscal 2012.
- Catalent Pharma Solutions ("Catalent"). Mr. Paul N. Clark is a director of Catalent. Catalent, or its affiliates, purchased from Agilent an aggregate of approximately $3.5 million in products and services in fiscal year 2012.
- Harlan Laboratories, Inc. ("Harlan"). Mr. Paul N. Clark is a director of Harlan. Harlan, or its affiliates, purchased from Agilent an aggregate of approximately $543,000 in products and services in fiscal year 2012.
- Campbell Soup Company ("Campbell"). Mr. A. Barry Rand is a director of Campbell. Campbell, or its affiliates, purchased from Agilent an aggregate of approximately $165,000 in products and services in fiscal year 2012.
- Howard University ("Howard"). Mr. A. Barry Rand is the Chair of the Board of Trustees of Howard. Howard, or its affiliates, purchased from Agilent an aggregate of approximately $335,000 in products and services in fiscal year 2012.
- Takeda Pharmaceutical Co. Ltd. and Takeda Pharmaceuticals International, Inc. (collectively, "Takeda"). Dr. Tadataka Yamada is a director of Takeda Pharmaceutical Co. Ltd. and the Chief Medical and Scientific Officer of Takeda Pharmaceuticals International, Inc. Takeda or its affiliates purchased from Agilent an aggregate of approximately $1.6 million in products and services in fiscal year 2012.
- Nanyang Technological University ("Nanyang"). Mr. Koh Boon Hwee is the Chair of the Board of Trustees of Nanyang. Nanyang, or its affiliates, purchased from Agilent an aggregate of approximately $1.3 million in products and services in fiscal year 2012.

PROPOSAL 2 - RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee of the Board has appointed PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm to audit its consolidated financial statements for the 2013 fiscal year. During the 2012 fiscal year, PricewaterhouseCoopers LLP served as Agilent's independent registered public accounting firm and also provided certain tax and other non-audit services. Although Agilent is not required to seek stockholder approval of this appointment, the Board believes it to be sound corporate governance to do so. If the appointment is not ratified, the Audit and Finance Committee will investigate the reasons for stockholder rejection and will reconsider the appointment.

Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting where they will be available to respond to questions and, if they desire, to make a statement.

Agilent's Board recommends a vote FOR the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's Independent Registered Public Accounting Firm.

Fees Paid to PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees charged to Agilent by PricewaterhouseCoopers LLP for audit services rendered in connection with the audited consolidated financial statements and reports for the 2012 and 2011 fiscal years and for other services rendered during the 2012 and 2011 fiscal years to Agilent and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category:	Fiscal 2012	% of Total	Fiscal 2011	% of Total
Audit Fees	$6,296,000	94.1	$7,486,000	90.1
Audit-Related Fees	105,000	1.6	97,000	1.2
Tax Fees:				
Tax compliance/preparation	285,000	4.3	720,000	8.7
Other tax services	0	0.0	0	0.0
Total Tax Fees	285,000	4.3	720,000	8.7
All Other Fees	4,000	0.0	3,000	0.0
Total Fees	$6,690,000	100	$8,306,000	100

Audit Fees: Consists of fees billed for professional services rendered for the integrated audit of Agilent's consolidated financial statements and its internal control over financial reporting and review of the interim condensed consolidated financial statements included in quarterly reports. Fiscal 2012 and 2011 fees also consist of fees billed for services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory reporting and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Agilent's consolidated financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees: Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, tax audits and appeals, customs and duties, mergers and acquisitions and international tax planning.

All Other Fees: Consists of fees for all other services other than those reported above. These services include a license for specialized accounting research software. Agilent's intent is to minimize services in this category.

In making its recommendation to ratify the appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm for the fiscal year ending October 31, 2013, the Audit and Finance Committee has considered whether services other than audit and audit-related services provided by PricewaterhouseCoopers LLP are compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Policy on Audit and Finance Committee Preapproval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit and Finance Committee's policy is to preapprove all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Preapproval is generally provided for up to one year and any preapproval is detailed as to the particular service or category of services and is subject to a specific budget. The Audit and Finance Committee has delegated its preapproval authority up to a specified maximum to the Chairperson of the Audit and Finance Committee, Heidi Fields, who may preapprove all audit and permissible non-audit services so long as her preapproval decisions are reported to the Audit and Finance Committee at its next scheduled meeting.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

AUDIT AND FINANCE COMMITTEE REPORT

During fiscal year 2012, the Audit and Finance Committee of the Board reviewed the quality and integrity of Agilent's consolidated financial statements, the effectiveness of its system of internal control over financial reporting, its compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm, the performance of its internal audit function and independent registered public accounting firm and other significant financial matters. Each of the Audit and Finance Committee members satisfies the definition of independent director and is financially literate as established in the New York Stock Exchange Listing Standards. In accordance with section 407 of the Sarbanes-Oxley Act of 2002, the Board of Directors has identified Heidi Fields as the Audit and Finance Committee's "Financial Expert." Agilent operates with a November 1 to October 31 fiscal year. The Audit and Finance Committee met twelve times, including telephone meetings, during the 2012 fiscal year.

The Audit and Finance Committee's work is guided by a written charter that the Board has approved. The Audit and Finance Committee regularly reviews its charter to ensure that it is meeting all relevant audit committee policy requirements of the U.S. Securities and Exchange Commission, the Public Company Accounting Oversight Board and the New York Stock Exchange. You can access the latest Audit and Finance Committee charter by clicking on "Governance Policies" in the "Corporate Governance" section of the Web page at www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051, Attention: Investor Relations.

The Audit and Finance Committee has reviewed and discussed with management and PricewaterhouseCoopers LLP, Agilent's independent registered public accounting firm, Agilent's audited consolidated financial statements and Agilent's internal control over financial reporting. The Audit and Finance Committee has discussed with PricewaterhouseCoopers LLP, during the 2012 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees) as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit and Finance Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit and Finance Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from Agilent. Based on the review and discussions noted above, the Audit and Finance Committee recommended to the Board that Agilent's audited consolidated financial statements be included in Agilent's Annual Report on Form 10-K for the fiscal year ended October 31, 2012, and be filed with the U.S. Securities and Exchange Commission.

Submitted by:

Audit and Finance Committee

Heidi Fields, Chairperson
Paul N. Clark
Robert J. Herbold

COMMON STOCK OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of December 31, 2012, concerning each person or group known by Agilent, based on filings pursuant to Section 13(d) or (g) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to own beneficially more than 5% of the outstanding shares of our Common Stock

Name and Address of Beneficial Owner	Amount and Nature	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	23,415,610 (1)	6.73%

(1) Based solely on information as of December 30, 2011 contained in a Schedule 13G/A filed with the SEC on February 13, 2012 by BlackRock, Inc. The Schedule 13G indicates that BlackRock, Inc. has sole voting and dispositive power with respect to these shares.

The following table sets forth information, as of December 31, 2012, concerning:

- the beneficial ownership of Agilent's common stock by each director and each of the named executive officers included in the Summary Compensation Table herein; and
- the beneficial ownership of Agilent's common stock by all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of March 1, 2013, 60 days after December 31, 2012, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Name of Beneficial Owner	Number of Shares of Common Stock	Number of Shares Subject to Exercisable Options (1)	Total Number of Shares Beneficially Owned (2)	Director Deferred Stock (3)	Total Shares Beneficially Owned Plus Underlying Units
William P. Sullivan	368,783	634,269	1,003,052	–	1,003,052
Paul N. Clark	764	27,746 (4)	28,510	44,335	72,845
James G. Cullen	17,649 (5)	38,489	56,138	50,689	106,827
Heidi Fields	10,453	38,489	48,942	36,472	85,414
Robert J. Herbold	29,011	38,489	67,500	–	67,500
Didier Hirsch	53,767	174,272	228,039	–	228,039
Koh Boon Hwee	16,805	74,787	91,592	8,765	100,357
William and Flora Hewlett Foundation	2,869,998 (6)	–	2,869,998	–	2,869,998
David M. Lawrence, M.D.	3,858 (7)	38,489	42,347	32,985	75,332
Michael R. McMullen	92,561	261,702	354,263	–	354,263
Ronald S. Nersesian	82,821	140,625	223,446	–	223,446
A. Barry Rand	11,198	38,489	49,687	30,714	80,401
Nicolas Roelofs	86,527	144,736	231,263	–	231,263
Tadataka Yamada, M.D.	8,175	–	8,175	–	8,175
All directors and executive officers as a group (17) persons (8)	929,331	2,071,995	3,001,326	203,960	3,205,286

(1) "Exercisable Options" means options that may be exercised as of March 1, 2013.

(2) Individual directors and executive officers as well as all directors and executive officers as a group beneficially own less than 1% of the 347,246,369 shares of Common Stock outstanding, as of December 31, 2012.

(3) Represents the number of deferred shares or share equivalents held by Fidelity Management Trust Company under the Deferred Compensation Plan for Non-Employee Directors as to which voting or investment power exists.

(4) Consists of vested options gifted to Mr. Clark's Family LLC.

(5) Includes 3,000 shares held by Mr. Cullen's Family Limited Partnership.

(6) Mr. Koh is a board member of The William and Flora Hewlett Foundation (the "Foundation"). Mr. Koh shares voting power on grants only but he does not have any shared investment power as he is not a member of the Foundation investment committee. Mr. Koh disclaims any beneficial interest in the foregoing shares, because he has no pecuniary interest in the shares.

(7) Includes 2,336 shares of held for the benefit of Dr. Lawrence's children in the Lawrence 2000 Irrevocable Trust of which Dr. Lawrence and his spouse are the trustees.

(8) Includes 146,961 direct and indirect shares, and 421,413 exercisable options for a total of 568,374 shares held by executive officers not separately listed in this table.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires Agilent's directors, executive officers and holders of more than 10% of Agilent common stock to file reports with the SEC regarding their ownership and changes in ownership of Agilent stock. Agilent believes that during the 2012 fiscal year, its executive officers, directors and holders of 10% or more of our common stock complied with all Section 16(a) filing requirements with the following exception:

- A Form 4 was filed with the SEC on March 30, 2012 reporting stock grants to A. Barry Rand which occurred on March 22, 2012.
- A Form 4 was filed with the SEC on September 25, 2012 reporting transactions by Heidi Fields which occurred on August 16, 2012 and August 28, 2012.

In making these statements, Agilent has relied upon examination of copies of Forms 3, 4 and 5 provided to Agilent and the written representations of its directors and officers.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Directors who are employed by Agilent do not receive any compensation for their Board services. As a result, Mr. Sullivan, an employee of Agilent, received no additional compensation for his Board services. The general policy of the Board is that compensation for non-employee directors should be a mix of cash and equity-based compensation that is competitive with the compensation paid to non-employee directors within Agilent's peer group. The non-employee director's compensation plan year begins on March 1 of each year (the "Plan Year").

The table below sets forth the annual retainer, equity grants and committee premiums for the non-employee directors and the Non-Executive Chairman for the 2012 Plan Year:

Summary of Non-Employee Director Annual Compensation for the 2012 Plan Year

	Cash Retainer (1)	Equity Grant (2)	Committee Chair Premium (3)	Audit Committee Member Premium (4)
Non-employee director	$90,000	$180,000 in value of a stock grant	$15,000	$10,000
Non-Executive Chairman	$245,000	$180,000 in value of a stock grant	Not eligible	$10,000

(1) Each non-employee director may elect to defer all or part of the cash compensation to the 2005 Deferred Compensation Plan for Non-Employee Directors. Any deferred cash compensation is converted into shares of Agilent common stock.

(2) The stock will be granted on the later of (i) March 1 or (ii) the first trading day after each Annual Meeting of Stockholders. The number of shares underlying the stock grant is determined by dividing $180,000 by the average fair market value of Agilent's common stock over 20 consecutive trading days up to and including the day prior to the grant date. The stock grant vests immediately upon grant. Voluntary deferral is available as an option for the non-employee directors.

(3) Non-employee directors (excluding the Non-Executive Chairman) who serve as the chairperson of a Board committee receive a "committee chair premium" of $15,000 in cash, paid at the beginning of each Plan Year.

(4) Non-employee directors (including the Non-Executive Chairman) who serve as a member of the Audit and Finance Committee receive an additional $10,000 in cash, paid at the beginning of each Plan Year.

A non-employee director who joins the Board of Directors after the start of the Plan Year will have his or her cash retainer, equity grant and committee chair premium pro-rated based upon the remaining days in the Plan Year that the director will serve.

In September 2012, the Compensation Committee and the Board, based on the recommendation of the Compensation Committee's independent compensation consultant, F.W. Cook, concluded that the current non-employee director compensation is competitive with Agilent's peer group and would remain unchanged for the 2013 Plan Year.

Non-Employee Director Compensation for Fiscal Year 2012

The table below sets forth information regarding the compensation earned by each of Agilent's non-employee directors during the fiscal year ended October 31, 2012:

Non-Employee Director Compensation for Fiscal Year 2012				
Name	Cash Retainer ($) [1]	Committee Fees ($) [1]	Stock Awards ($) [2][3]	Total ($)
Paul N. Clark	$ 86,667	$ 10,000 [5]	$178,293	$274,960
James G. Cullen [4]	$253,333	–	$178,293	$431,626
Heidi Fields	$ 86,667	$25,000 [5][6]	$178,293	$289,960
Robert J. Herbold	$ 86,667	$ 10,000 [5]	$178,293	$274,960
Koh Boon Hwee	$ 86,667	–	$178,293	$264,960
David M. Lawrence, M.D.	$ 86,667	$ 15,000 [7]	$178,293	$279,960
A. Barry Rand	$ 86,667	–	$178,293	$264,960
Tadataka Yamada, M.D.	$ 86,667	–	$178,293	$264,960

(1) Reflects all cash compensation earned during fiscal year 2012, whether or not any of the cash compensation was deferred into Agilent common stock pursuant to the 2005 Deferred Compensation Plan for Non-Employee Directors. The number of shares of Agilent common stock received in lieu of cash is determined by dividing the dollar value of the deferred cash amount by the twenty (20) day average fair market value for the applicable deferral date. The aggregate number of shares of Agilent common stock deferred by each non-employee director is set forth in the footnotes to the Beneficial Ownership Table included in this proxy statement.

(2) Reflects the aggregate grant date fair value for stock awards granted in fiscal year 2012 calculated in accordance with FASB ASC Topic 718. The assumptions used by the Company in calculating these amounts are included in Note 4 under the heading "Valuation Assumptions" of the Notes to the Consolidated Financial Statements in the Company's 2012 Annual Report on Form 10-K.

(3) A supplemental table following these footnotes sets forth: (i) the aggregate number of stock awards and option awards outstanding at fiscal year-end; (ii) the aggregate number of stock awards granted during fiscal year 2012; and (iii) the grant date fair market value of equity awards granted by Agilent during fiscal year 2012 to each of our non-employee directors.

(4) Mr. Cullen has served as the Non-Executive Chairman of the Board since March 1, 2005.

(5) Ms. Fields and Messrs. Clark and Herbold served as members of the Audit and Finance Committee during fiscal year 2012.

(6) Includes $15,000 paid to Ms. Fields for chairing the Audit and Finance Committee during fiscal year 2012.

(7) Dr. Lawrence served as the chair of the Compensation Committee during fiscal year 2012.

Additional Information With Respect to Director Equity Awards

The following table provides additional information on the outstanding equity awards at fiscal year-end and awards granted during fiscal year 2012 for non-employee directors.

Name	Stock Awards Outstanding at Fiscal Year-End (#)	Option Awards Outstanding at Fiscal Year-End (#)	Stock Awards Granted During Fiscal Year 2012 (#)	Grant Date Fair Value of Stock and Option Awards Granted in Fiscal Year 2012 ($) (1)
Paul N. Clark	–	27,746	4,079	$178,293
James G. Cullen	–	38,489	4,079	$178,293
Heidi Fields	–	38,489	4,079	$178,293
Robert J. Herbold	–	38,489	4,079	$178,293
Koh Boon Hwee	–	74,787	4,079	$178,293
David M. Lawrence, M.D.	–	52,127	4,079	$178,293
A. Barry Rand	–	48,717	4,079	$178,293
Tadataka Yamada, M.D.	–	–	4,079	$178,293

(1) Reflects the aggregate grant date fair value of stock awards granted in fiscal year 2012, calculated in accordance with FASB ASC Topic 718.

Non-Employee Director Reimbursement Practice for Fiscal Year 2012

Non-employee directors are reimbursed for travel and other out-of-pocket expenses connected to Board travel.

Non-Employee Director Stock Ownership Guidelines

In 2005, the company adopted a policy that requires each non-employee director to own Agilent shares having a value of at least three times the annual cash retainer. In May 2010, the Compensation Committee, based on the recommendation of the Committee's independent compensation consultant, F.W. Cook, amended the guidelines to increase the alignment of the non-employee directors' interest with stockholder interests by requiring each non-employee director to own Agilent shares having a value of at least six times an amount equal to $90,000 (for the 2012 Plan Year). The shares counted toward the ownership guidelines include shares owned outright and the shares of Agilent stock in the non-employee director's deferred compensation account. For recently appointed non-employee directors, these ownership levels must be attained within five years from the date of their initial election or appointment to the board of directors. As of September 2012, all of our incumbent non-employee directors had achieved the recommended ownership level except for Dr. Yamada who was appointed to the Board in January 2011 and has until January 2016 to meet the ownership requirements.

PROPOSAL 3 - NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF AGILENT'S NAMED EXECUTIVE OFFICERS

The stockholders of Agilent are entitled to cast an advisory vote at the Annual Meeting to approve the compensation of the Company's named executive officers, as disclosed in this proxy statement. The stockholder vote is an advisory vote only and is not binding on Agilent or its Board of Directors. The Company currently intends to submit the compensation of the Company's named executive officers annually, consistent with the advisory vote of the stockholders at the Company's 2011 Annual Meeting.

Although the vote is non-binding, the Compensation Committee and the Board of Directors value your opinions and will consider the outcome of the vote in establishing compensation philosophy and making future compensation decisions.

As described more fully in the "Compensation Discussion & Analysis" on pages 29 to 43 and in the Summary Compensation Table and subsequent tables on pages 44 to 56, the Company's named executive officers, as identified on page 29 are compensated in a manner consistent with our business strategy, competitive practice, sound compensation governance principles; and stockholder interests and concerns. Our compensation policies and decisions are focused on pay-for-performance.

The compensation of our named executive officers during fiscal 2012 is consistent with the following achievements and financial performance:

- Revenue, orders, net income and earnings per share improved year over year. However, performance did not meet our targets.

Agilent also has several compensation governance programs in place as described on pages 31 to 33, and 42 to manage compensation risk and align Agilent's executive compensation with long-term stockholder interests. These programs include:

- stock ownership guidelines;
- an independent compensation committee and compensation committee consultant; and
- a compensation recoupment or clawback policy.

We are requesting your non-binding vote to approve the compensation of the Company's named executive officers as described on pages 29 to 56, including the Summary Compensation Table and subsequent tables on pages 44 to 56 of the proxy statement.

Vote Required

The affirmative vote of a majority of the shares of Agilent common stock present or represented by proxy and voting at the annual meeting, together with the affirmative vote of a majority of the required quorum, is required for approval of this proposal. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

Agilent's Board recommends a vote FOR the approval of the compensation of Agilent's named executive officers for fiscal 2012.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Compensation Committee is responsible for Agilent's executive compensation program as well as the program's underlying philosophy and related policies. The "Executive Compensation" section of this Proxy Statement presents the detailed compensation arrangements for our named executive officers ("NEOs") for fiscal year 2012, which were determined by the Compensation Committee.

In this Compensation Discussion and Analysis, we first provide an *Executive Summary.* We next discuss the Compensation Committee's process for deciding the compensation of our NEOs and the role of management in such decisions. Finally, we discuss and analyze the Compensation Committee's specific decisions regarding fiscal year 2012 compensation for the NEOs and other related matters.

For the fiscal year ended October 31, 2012, our NEOs and their titles were as follows:

- William P. Sullivan, President and Chief Executive Officer ("CEO")
- Ronald S. Nersesian, Executive Vice President and Chief Operating Officer ("COO")
- Didier Hirsch, Senior Vice President, Chief Financial Officer ("CFO")
- Michael R. McMullen, Senior Vice President, Agilent, President, Chemical Analysis Group ("CAG")
- Nicolas H. Roelofs, Senior Vice President, Agilent, President, Life Sciences Group ("LSG")

Executive Summary

Our executive compensation programs have remained substantially the same for several years. We believe our programs are effectively designed, with a focus on pay for performance. Our programs are well aligned with the interests of our shareholders and are instrumental to achieving our business strategy. In determining executive compensation for fiscal year 2012, the Compensation Committee considered the overwhelming stockholder support that the "Say-on-Pay" proposal received at our March 21, 2012 annual meeting of stockholders. As a result, the Compensation Committee continued to apply the same effective principles and philosophy it has used in previous years in determining executive compensation and will continue to consider stockholder concerns and feedback in the future. Fiscal year 2012 was successful for Agilent despite uncertainties in the economy. Revenue, orders, net income and earnings per share improved year over year. However, performance did not meet our targets. Therefore, consistent with our philosophy to pay for performance, our CEO's total direct compensation dropped slightly from the preceding fiscal year.

The primary focus of our compensation philosophy is to pay for performance. This philosophy is executed with the following compensation governance provisions:

- An annual opportunity for stockholders to cast an advisory vote on executive compensation as described in Proposal 3 on page 28;
- Stock ownership guidelines for officers and directors;
- An independent Compensation Committee;
- An independent Compensation Committee compensation consultant, F.W. Cook, retained directly by the Compensation Committee and who performs no other work for Agilent; does not trade Agilent stock; has an Independence Policy that is reviewed annually by F.W. Cook's Board of Directors; and proactively notifies the Compensation Committee chair of any potential or perceived conflicts of interest;

- Prohibitions on executive officers engaging in hedging transactions or pledging our securities as collateral for loans;
- A compensation recoupment or clawback policy that applies to executive officers as described further below (the "Executive Compensation Recoupment Policy"); and
- An annual review and assessment of potential compensation-related risks, conducted independently for the Committee by F.W. Cook, which for fiscal year 2012 concluded that our compensation program (including all incentive and commission arrangements at all levels) does not encourage behaviors that would create material risk for Agilent.

The annual process F.W. Cook used to arrive at its risk assessment confirms that:

- Agilent's executive compensation program is well designed to encourage behaviors aligned with the long-term interests of shareholders;
- There is appropriate balance in fixed versus variable pay, cash and equity, corporate, business unit, and individual goals, financial and non-financial performance measures, and formulas and discretion; and
- Appropriate policies are in place to mitigate compensation-related risk including stock ownership guidelines, insider-trading prohibitions, the Executive Compensation Recoupment Policy, and independent Compensation Committee oversight.

After thorough study, the Compensation Committee changed the peer group for fiscal year 2013 to provide greater focus on our Product, Capital Market, and Labor competitors. A comparison between the old and new comparator groups showed an insignificant statistical impact on compensation levels between the two.

Compensation Philosophy

The main objectives of our executive compensation program are to pay for performance while aligning executives' interests with shareholder interests. Our pay levels are reasonable and competitive to attract and retain the best talent and structure pay to support our business objectives with appropriate rewards for short-term operating results and long-term shareholder value creation. Accordingly, we structure our executive compensation program with three basic direct elements:

Base Salary. Base salaries have historically accounted for 20% or less of total compensation for our NEOs. This element is intended to establish the minimum or base-line competitive compensation level that sits beneath the variable compensation components. The remaining 80% or more of our total compensation is performance based as described below.

Short-Term Cash Incentives. We use financial metrics such as revenue growth, operating margin and ROIC, as well as strategic objectives, to determine our short-term cash performance incentives. The short-term incentives are used to provide a competitive element of total direct compensation and to focus the efforts of our executives on critical operating and strategic goals that are best measured within annual periods, where there is downside risk for underperforming and upside reward for success.

Long-Term Incentives. Our long-term incentives consist of a combination of (1) stock options that vest over four years and have a 10-year term and (2) performance shares that vest at the end of a three-year period based on continued employment and our relative Total Shareholder Return ("TSR") versus peer companies. The purpose of the long-term incentives is to provide a competitive element of total direct compensation, enable employment retention, facilitate executive stock ownership, and reward for multi-year shareholder value creation through the performance of our stock as measured against (1) historical prices and (2) the shareholder return of our peers.

Our target total compensation for each NEO will vary based on (i) company performance measured against external metrics that correlate to long-term stockholder value, (ii) performance of the business organizations against specific targets, and (iii) individual performance. These three factors are considered in positioning salaries, adjusting earned short-term incentives and determining long-term incentive grant values.

Compensation Governance

Although a primary element of Agilent's compensation philosophy is to pay for performance, the context for that element includes the following compensation governance policies:

- Recoupment Policy; and
- Hedging and Insider Trading Policy.

Recoupment Policy

In July 2009, the Compensation Committee adopted an Executive Compensation Recoupment Policy that applies to all of our executive officers covered by Section 16 of the Securities Exchange Act. Under this Policy, in the event of (A) a material restatement of financial results (wherein results were incorrect at the time published due to mistake, fraud or other misconduct), or (B) fraud or misconduct by an executive officer, the Compensation Committee will, in the case of a restatement, review all short and long-term incentive compensation awards that were paid or awarded to executive officers for performance periods beginning after July 14, 2009 that occurred, in whole or in part, during the restatement period. In the case of fraud or misconduct, the Committee will consider actions to remedy the misconduct, prevent its recurrence, and impose discipline on the wrongdoers, in each case, as the Committee deems appropriate.

These actions may include without limitation, to the extent permitted by governing law, requiring reimbursement of compensation, causing the cancellation of outstanding restricted stock or deferred stock awards, stock options, and other equity incentive awards, limiting future awards or compensation, and requiring the disgorgement of profits realized from the sale of Agilent stock to the extent such profit was, in part or in whole, resulting from fraud or misconduct. The Compensation Committee will amend the policy, as necessary, to comply with the final SEC rules regarding the recoupment policies of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Hedging and Insider Trading Policy

In 2010, our insider trading policy was updated to expressly bar ownership of financial instruments or participation in investment strategies that hedge the economic risk of owning Agilent stock. We also prohibit officers and directors from pledging Agilent securities as collateral for loans. In addition, we prohibit our officers, directors and employees from purchasing or selling Agilent securities while in possession of material, non-public information, or otherwise using such information for their personal benefit. Our executives and directors are permitted to enter into trading plans that are intended to comply with the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934 so that they can prudently diversify their asset portfolios and exercise their stock options before their scheduled expiration dates.

Peer Group

At the beginning of each year, the Compensation Committee meets with F.W. Cook, the Compensation Committee's current independent compensation consultant, to review and approve the peer group companies that satisfy our selection criteria. F.W. Cook has been the Compensation Committee's consultant for a number of years and is considered one of the premier independent compensation consulting firms in the country. The peer group for fiscal year 2011 consisted of 51 technology and life sciences companies with annual revenues between $3 billion and $15 billion. The peer group for fiscal year 2012, as noted below, consists of 46 technology and life sciences companies with revenues between $3 billion and $16 billion or between 0.5 and 2.2 times Agilent's projected revenue of $7.2 billion for fiscal year 2012. The range of annual revenues for peer group members was determined so that Agilent's size measured in annual revenue would be at the median of the peer group. The 46 companies are all in the S&P 500 Information Technology, Health Care and Industrials Sectors and 42 of the 46 companies also participated in a survey of executive total compensation prepared by the Radford Associates, a unit of Aon Hewitt, which provides compensation data for corporate positions, and data for business unit positions based on the appropriate revenues for each unit. The Radford survey is a total compensation survey that includes base salary, annual short-term incentive compensation and the annualized value of long-term incentive grants, and is widely used and known among technology companies. For the CEO, COO, CFO and business unit presidents' positions, F.W. Cook used the compensation information reported in the public filings of our peer group companies to make our comparisons and adjusted the data to reflect the age of the reported information.

Adobe Systems *
Advanced Micro Devices, Inc.
Amgen *
Applied Materials, Inc.
Automatic Data Processing, Inc.
Baxter International Inc.
Becton Dickinson *
Biogen Idec Inc.
Boston Scientific Corporation
Broadcom Corporation
CA, Inc.
Carefusion *
Celgene *
Corning *
Covidien PLC
Ebay Inc.
Electronic Arts Inc.
Fidelity Nat'l Info Svcs *
Fiserv, Inc.
Forest Laboratories, Inc. *
Gilead Sciences Inc.
Harris Corporation
Jabil Circuit, Inc.
Juniper Networks, Inc.
Lexmark International, Inc.
Life Technologies Corporation
Medtronic *
Micron Technology, Inc.
NetApp, Inc.
NVIDIA Corporation
Pitney Bowes Inc.
Qualcomm, Inc.
Quest Diagnostics Inc.
Rockwell Automation *
Rockwell Collins Inc.
SanDisk Corporation
Science Applications International Corporation (SAIC)
St Jude Medical Inc.
Symantec Corporation
Texas Instruments Inc.
Thermo Fischer Scientific, Inc.
Visa *
Watson Pharmaceutical *
Western Digital Corporation
Yahoo! Inc.
Zimmer Holdings, Inc.

* New peer group companies added in fiscal year 2012 because they satisfied the above peer group selection criteria.

** Activision Blizzard, Arrow Electronics, Commscope, Genzyme, Insight Enterprises, Intuit, Level 3 Communications, Molex, NCR Corporation, Qwest Communications, Seagate Technology, SYNNEX Corporation and Thomson Reuters were removed from the peer group in fiscal year 2012 as each was either no longer in the technology or life sciences industries or did not have revenues between $3 billion and $16 billion for fiscal year 2012.

The Compensation Committee believes that an expanded peer group is more appropriate for determining TSR under the Company's Long-Term Performance ("LTP") Program, as an expanded peer group provides a broader index for comparison and better alignment with shareholder investment choices. Therefore, the Compensation Committee uses the S&P 500 Information Technology, Health Care and Industrials Sectors Indexes (approximately 182 companies) for determining TSR under the LTP Program. The S&P 500 constituent list is maintained by the S&P Index Committee, which is available at www.standardandpoors.com/indices/main/en/us. Any change in the expanded peer group is due to Standard & Poor's criteria for inclusion in the index.

Process and the Role of Management

To determine total compensation for the upcoming fiscal year, the Compensation Committee considers 1) the performance of each individual executive for the last fiscal year, 2) the most recent peer group data from F.W. Cook, and 3) our business and strategic goals for the coming fiscal year. F.W. Cook presents and analyzes market data, for benchmarking each individual position, and provides insight to market practices for the Compensation Committee's actions, but it does not make any specific compensation recommendations on the individual NEOs. The Compensation Committee determines the form and amount of compensation for all executive officers after considering the market data and company, business unit and individual performance. For fiscal year 2012, F.W. Cook advised the Compensation Committee on a wide spectrum of compensation matters, including but not limited to:

- Criteria used to identify peer companies for executive compensation and performance metrics;
- Evaluation of our total direct compensation levels and mix for the NEOs and four other senior officers;
- Mix of long-term incentives, grant types and allocation of stock options and full-value shares; and
- Reviewing various other proposals presented to the Compensation Committee by management.

The Compensation Committee also reviews detailed tally sheets for the CEO and other NEOs. Tally sheets used for 2012 included all elements of executive compensation listed in the section under "Fiscal Year 2012 Compensation", including potential compensation to our NEOs in the event of a change of control.

The Compensation Committee, which is composed solely of independent members of the Board, operates under a Board-approved charter that spells out the Committee's major duties and responsibilities. This charter is available on Agilent's website at http://www.investor.agilent.com/phoenix.zhtml?c=103274&p=irol-govhighlights.

The CEO and the Senior Vice President, Human Resources consider the responsibilities, performance and capabilities of each of the Company's executive officers, including the NEOs, other than the CEO, and what compensation package they believe will incent each to achieve the targeted results for Agilent. The Senior Vice President, Human Resources does not provide input on setting her own compensation. A comprehensive analysis is conducted using a combination of the market data based on our peer group and the survey data mentioned above, performance against targets, and overall performance assessment. This data and analysis is used as the primary consideration to determine if an increase in compensation is warranted and the amount and type of any increase for each of the total compensation components for the then-current fiscal year. After consulting with the Senior Vice President, Human Resources, the CEO makes compensation recommendations, other than for his own compensation, to the Compensation Committee at the first Compensation Committee meeting of the fiscal year. The Compensation Committee does not assign specific weights to individual items, but rather exercises its business judgment to set the compensation of the Company's executive officers, including the NEOs.

CEO Compensation

Agilent's Senior Vice President, Human Resources works directly with the Compensation Committee Chair to provide the data and framework and to answer questions related to the CEO's total compensation. The CEO is not involved in the process to set his compensation. The Compensation Committee establishes the CEO's compensation based on a thorough review of the CEO's performance that includes: (i) an objective assessment against agreed-to metrics set by the Compensation Committee; (ii) tally sheets, (iii) a self-evaluation by the CEO that the Compensation Committee discusses with the independent directors; and (iv) a qualitative evaluation of the CEO's performance that is developed by the independent directors, including each member of the Compensation Committee, in executive session. The CEO's total direct compensation package is reviewed annually by the Compensation Committee, which then presents its recommendation to the other independent directors for review and comment. The Compensation Committee then makes the final determinations on compensation for the CEO.

Fiscal Year 2012 Compensation

For compensation paid to the NEOs in fiscal year 2012, we targeted the 25th to the 75th percentile of our peer group because the Compensation Committee believes that the Company fits within this range on the basis of projected revenues of $7.2 billion, market capitalization and number of employees, as shown below. The Compensation Committee also chose this range in order to attract, retain and motivate our executives as well as to provide rewards for job performance, skill set, prior experience, time in the position and/or with Agilent, and superior achievement in current business conditions. Our compensation targets for the NEOs (and actual compensation delivered) are in line with our total shareholder return relative to our peer group for fiscal year 2012 and for the last three completed fiscal years.

The following illustrates that Agilent is approximately between the 50th and 75th percentile of the peer group based on revenue, market capitalization, number of employees, and 3-Year total shareholder return:

	Revenues as of each company's most recent fiscal year end on 9/30/2011* (in millions) ($)	Market Capitalization on 9/30/2011 (in millions) ($)	Number of Employees as of 10/31/2011 (#)	3-Year TSR end on 10/31/2012	1-Year TSR end on 10/31/2012
25th Percentile	$ 4,086	$7,250	9,674	1.2%	-7.7%
Median	$ 4,908	$9,991	16,900	18.7%	10.7%
75th Percentile	$ 8,593	$21,175	29,227	47.8%	25.18%
Agilent Technologies, Inc.	**$ 5,463**	**$10,850**	**18,700**	**46.6%**	**2.8%**
Agilent Technologies, Inc. Percentile Rank				**74th**	**39th**

* Agilent's actual Revenue for FY12 (ending 10/31/12) was $6.9B.

Our NEOs' target total compensation for fiscal year 2012 varied from 85% to 104% of the 50th percentile of the peer group for each position. Actual earned variable compensation relative to target depends on the performance as discussed below.

Our executives' total compensation packages reflect Agilent's philosophy of aligning pay with performance and rewarding top talent. Accordingly, long-term incentive awards, which for fiscal year 2012 consisted primarily of stock options and performance-based stock awards, represent the largest element of pay for senior executives in order to encourage creation of lasting value for our stockholders by directly tying executive compensation to our success and our stockholders' interests.

For fiscal year 2012, approximately 78% of our CEO's and 71% of our NEOs' total direct compensation consisted of long-term incentives and is "at-risk"– which means that this component varies year to year depending on Agilent's stock price and relative total shareholder return (TSR) versus our peers.


CEO
Base Salary 10%
Short-Term Incentives 12%
Long-Term Incentives 78%
Average of other NEOs
Base Salary 16%
Short-Term Incentives 13%
Long-Term Incentives 71%

CEO Pay-for-Performance Alignment

The following table illustrates the pay-for-performance alignment for Mr. Sullivan by tracking his total direct compensation (TDC) (comprised of base salary, annual cash bonus and long-term incentives (LTI) as reported in the Summary Compensation Table) in each of the last 5 fiscal years against the changes to Agilent's indexed TSR over the same period. The numbers shown as the indexed TSR for each year are based on the dollar amount a stockholder would have held at the end of the indicated fiscal year assuming the stockholder invested $100 in Agilent common stock on October 31, 2007.


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$120
$100
$80
$60
$40
$20
$0
2008
2009
2010
2011
2012
CEO TDC ($000)
Agilent Indexed TSR (5-Year)

Base Salary

Our salaries reflect the responsibilities of each NEO, the competitive market for comparable professionals in our industry, and are set to create an incentive for executives to remain with Agilent. Base salaries and benefits packages are the fixed components of our NEOs' compensation and do not vary with company performance. NEOs' base salaries are set by considering benchmark market data as well as the performance of each NEO.

The Committee did not make an adjustment to Mr. Sullivan's base salary of $990,000 as it determined that the salary was appropriate compared with the median peer group level. In November 2011, the Committee increased the base salaries for Mr. Nersesian, $550,000 to $650,000 to better align his pay against the market after his promotion to the COO position; Mr. McMullen, $525,000 to $575,000; Mr. Hirsch, $525,000 to $575,000, and Mr. Roelofs, $500,000 to $550,000, to compensate appropriately against their respective peers.

Short-Term Cash Incentives

The Performance-Based Compensation Plan applies to our NEOs and provides the opportunity for cash awards every six months linked to specific annual financial goals and strategic goals for the overall company and the four major lines of business, EMG, CAG, LSG and DGG. Annual cash incentives are paid to reward achievement of critical shorter-term operating, financial and strategic measures and goals that are expected to contribute to shareholder value creation over time. Financial goals for each six-month period are pre-established by the Compensation Committee at the beginning of the period, based on recommendations from management and approval by the Compensation Committee. The financial goals are based on Agilent's fiscal year 2012 financial plan established by the Board of Directors. After the Compensation Committee certifies the calculations of performance against the goals for each period, payouts, if any, are made in cash. Metrics and goals cannot be changed after they have been approved by the Compensation Committee. The Performance-Based Compensation Plan reflects our pay-for-performance philosophy and directly ties short-term incentives to short-term business performance.

For fiscal year 2012, the awards under the Performance-Based Compensation Plan were calculated by multiplying the individual's base salary for the performance period by the individual's target award percentage and the performance, determined as follows:

<table>
<tr><td>H1
Financial</td><td rowspan="2">Annual
Salary / 2</td><td rowspan="2">X</td><td rowspan="2">Individual Target
Bonus
(varies by individual)</td><td rowspan="2">X</td><td rowspan="2">Financial Portion
Target Bonus
(75%)</td><td rowspan="2">X</td><td rowspan="2">Attainment %
(based on actual
individual performance)</td></tr>
<tr><td>H2
Financial</td></tr>
<tr><td>FY
Strategic</td><td>Annual
Salary</td><td>X</td><td>Individual Target
Bonus
(varies by individual)</td><td>X</td><td>Strategic Portion
Target Bonus
(25%)</td><td>X</td><td>Attainment %
(based on actual
individual performance)</td></tr>
</table>

Financial Target Metrics

The Performance-Based Compensation Plan financial target metrics were based on (1) Agilent's ROIC and Agilent's revenue goals for Mr. Sullivan, Mr. Nersesian and Mr. Hirsch and (2) the respective business unit's ROIC and revenue goals for Mr. McMullen and Mr. Roelofs. In addition, 30% of Mr. McMullen's and Mr. Roelofs' target bonus for the first half and second half of fiscal year 2012 was also subject to metrics and targets of the combined Chemical Analysis and Life Sciences groups ("CAG/LSG") so as to facilitate co-operation between CAG and LSG.

The Compensation Committee chose those metrics because:

- Revenue places focus on our continued growth; and
- ROIC measures how efficiently and effectively management deploys capital.

We believe that sustained ROIC levels greater than our cost of capital create wealth for our stockholders.

ROIC is a non-GAAP measure and defined as income (loss) from operations less other (income) expense and taxes, divided by the average of the three most recent quarter-end balances of assets less net current liabilities.

To determine earned awards, we use payout matrices that link the metrics and reflect threshold-to-maximum opportunities based on various achievement levels of the metrics. No awards are paid unless the ROIC or Operating Profit Percentage threshold was achieved. The maximum award under the plan is capped at 200% of the target award. The target metrics set for our short-term incentives and their corresponding results were as follows:

First Half FY12

	ROIC					Revenue			
	Threshold	Target	Max	Results	Achievement	Target (Mil)	Max (Mil)	Results (Mil)	Achievement
Agilent	13%	26%	34%	25%	Below Target	$3,468	$3,815	$3,364	Below Target
CAG/LSG	8%	16%	23%	17%	Above Target	$1,748	$1,923	$1,711	Below Target
CAG	10%	20%	26%	20%	At Target	$1,087	$1,196	$1,080	Below Target
LSG	7%	14%	22%	15%	Above Target	$955	$1,051	$930	Below Target

Second Half FY12

	ROIC					Revenue			
	Threshold	Target	Max	Results	Achievement	Target (Mil)	Max (Mil)	Results (Mil)	Achievement
Agilent	16%	31%	40%	27%	Below Target	$3,715	$4,087	$3,352	Below Target
CAG/LSG	11%	21%	28%	19%	Below Target	$1,758	$1,934	$1,591	Below Target
CAG	12%	24%	30%	23%	Below Target	$1,170	$1,287	$1,075	Below Target
LSG	11%	21%	29%	19%	Below Target	$879	$967	$792	Below Target

Note: There are no thresholds for Revenue metrics

* CAG targets and results are based on platform numbers. CAG Platform = CAG Divisions plus all CAG/LSG Consumables plus all CAG/LSG Services.

Strategic Component

For fiscal year 2012, under the Performance-Based Compensation Plan we continued to utilize annual strategic goals to align each NEO's specific business group objectives (for those NEOs with specific business groups) with the company's overall business objectives. These goals tie each NEO's achievement to their specific business objectives. Each NEO had strategic objectives during fiscal year 2012. The strategic component is established within the time prescribed by Section 162(m) of the Internal Revenue Code and is determined on an annual basis. The strategic component accounts for 25% of the total target bonus for each NEO. The maximum payout per NEO for satisfaction of the strategic component is the lesser of (1) up to 200% of strategic objective performance results or (2) 0.5% of non-GAAP pre-tax earnings.

Non-GAAP pre-tax earnings is defined as earnings before income taxes that exclude primarily the impact of integration costs, acquisition fair value adjustments, restructuring and asset impairment charges, business acquisition and separation costs, non-cash intangibles amortization as well as gains and losses from the sale of investments and disposals of businesses.

The strategic objectives included but were not limited to emerging market growth, organic growth, and improving gross margins. The Compensation Committee has full authority to exercise negative discretion and to consider subjective performance against individual strategic objectives.

Our Compensation Committee set the monetary value of the fiscal year 2012 short-term incentive targets based on a percent of base salary for each NEO. The Compensation Committee also considered the relative responsibility of each NEO. Each NEO's short-term incentive target for fiscal year 2012 was set between 80% and 150% of base salary (depending on his position), as follows:

Fiscal Year 2012 Short-Term Incentive Payout Table*

	Expressed as a % of base salary							
	First Half FY12		Second Half FY12		Annual FY12 Strategic Objectives		Total Target Short-Term Incentives for FY12	
Name	Target Award	Actual Award	Target Award	Actual Award	Target Award	Actual Award	Target Award	Actual Award
William P. Sullivan	56%	54%	56%	43%	38%	29%	150%	126%
Ronald S. Nersesian	36%	34%	36%	27%	24%	18%	95%	80%
Didier Hirsch	30%	29%	30%	23%	20%	30%	80%	82%
Michael R. McMullen	30%	32%	30%	27%	20%	19%	80%	77%
Nicolas H. Roelofs	30%	31%	30%	25%	20%	18%	80%	75%

* Financial performance is measured and paid out each fiscal half; performance against strategic objectives is measured and paid out annually.

The payouts under the Performance-Based Compensation Plan for fiscal year 2012 are provided in the table below and in the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table".

	First Half FY12		Second Half FY12		Annual FY12 Strategic Objectives		Actual Short-Term Incentives Paid for the Fiscal Year
Name	Target Incentive ($)	Actual Award ($)	Target Incentive ($)	Actual Award ($)	Target Incentive ($)	Actual Award ($)	($)
William P. Sullivan	$556,875	$537,607	$556,875	$426,566	$371,250	$283,635	$1,247,808
Ronald S. Nersesian	$231,563	$223,550	$231,563	$177,377	$154,375	$117,943	$518,870
Didier Hirsch	$172,500	$166,532	$172,500	$132,135	$115,000	$172,500	$471,167
Michael R. McMullen	$172,500	$182,094	$172,500	$154,342	$115,000	$107,376	$443,812
Nicolas H. Roelofs	$165,000	$173,057	$165,000	$139,201	$110,000	$101,200	$413,458

Long-Term Incentives

For fiscal year 2012, the Compensation Committee approved long-term incentive grant values for each NEO that were between approximately the 50th and 75th percentiles of grant values for comparable executives at peer companies. Grant values were delivered as follows:

- Approximately half the value was in the form of stock options calculated using the Black-Scholes model and 20-day average closing price of our common stock prior to grant. The exercise price of the option was the closing price of our common stock on the date of grant.

- The remaining value of the long-term award is a target stock award, delivered under the LTP Program, and determined by dividing the remaining value by the Monte-Carlo valuation factor. The resulting final stock payout award may range from 0 to 200% of the originally set target and, if earned, is awarded in the form of unrestricted shares.

Targeting approximately half of the long-term incentive value in stock options and half of the value in performance shares keeps focus on improving Agilent's stock price and Agilent's stock price performance relative to its peers.

The target value of the long-term incentive awards is determined at the beginning of the then-current fiscal year for each NEO and is partially derived from the peer group data provided by the Compensation Committee's independent compensation consultant and data from the Radford survey. The target value also reflects the Compensation Committee's judgment on the relative role of each NEO's position within Agilent, as well as the performance of each NEO.

On November 17, 2011, restricted stock units were granted to Mr. McMullen and Mr. Roelofs as a special one-time retention bonus. The Compensation Committee concluded that these individuals are critical to Agilent's continued focus on expansion into the analytical Life Sciences and Diagnostic markets and that these retention bonuses were reasonable and necessary to the business. The restricted stock units vest 100% on the third anniversary date of the grant, subject to the NEO's continued employment.

	Number & Type of Award			
Name	**Stock Options (#) (1)**	**Performance Stock Units (#) (1)**	**Restricted Stock Units (#)**	**Total Target Value of Long Term-Incentive Awards ($)**
William P. Sullivan	293,012	77,828	–	$7,800,000
Ronald S. Nersesian	112,697	29,934	–	$3,000,000
Didier Hirsch	67,618	17,960	–	$1,800,000
Michael R. McMullen	63,681	16,962	25,000	$2,621,500
Nicolas H. Roelofs	60,105	15,964	25,000	$2,521,500

(1) Regular stock options and performance stock units were granted on November 17, 2011.

The Compensation Committee has established rolling three-year performance periods for determining earned awards under our LTP Program and uses relative TSR as a single metric. This metric aligns with shareholder interests as higher TSR results in higher potential returns for shareholders as well as ensuring a correlation between performance and payouts. As noted above, our short-term incentive program focuses on ROIC and Revenue, and they drive internal business strategies that in turn impact our TSR.

For purposes of determining the awards, relative TSR reflects (i) the aggregate change in the 20-day average closing price of Agilent's stock versus each of the companies in Agilent's LTP Program peer group, each as measured at the beginning and end of the three-year performance period plus (ii) the value (if any) returned to shareholders in the form of dividends or similar distributions, assumed to be reinvested quarterly on a pre-tax basis.

Performance Stock Units Earned in Fiscal Year 2012

The performance shares earned in fiscal year 2012 were based on relative TSR versus all companies in the S&P 500 Information Technology, Health Care and Industrials Sectors Indexes for fiscal year 2010 through fiscal year 2012. The performance schedule determined by the Compensation Committee in fiscal year 2010 was as follows:

Performance	Payout as a % of Target
Below 25th Percentile Rank (threshold)	0%
25th Percentile Rank	25%
50th Percentile Rank (target)	100%
75th Percentile Rank and Above	200%

Performance shares are completely "at-risk" compensation because Agilent's performance must be at or above the 25th percentile in order for the individuals to receive a payout. The performance shares will then pay out linearly for each level of performance as illustrated below:


Total Shareholder Return Measure Only (Potential Leverage)
Payout %
250%
225%
200%
175%
150%
125%
100%
75%
50%
25%
0%
75th Percentile
Max = 200%
50th Percentile
Target =
100%
25th Percentile
Threshold =
25%
Below Threshold = 0%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
80%
85%
90%
95%
100%
Percentile Performance Relative to Performance Peer Group
Agilent Relative Total Shareholder Return

Agilent's TSR performance relative to peers and the payout percentages for the LTP Program for the past 5 years are set forth in the following table:

Fiscal Year	Agilent TSR Relative Rank to Peer Group	Payout %
2010 - 2012	46.9%	91.0%
2009 - 2011	54.9%	120.0%
2008 - 2010	59.6%	138.0%
2007 - 2009	50.9%	104.0%
2006 - 2008	59.6%	138.0%

The table below sets forth the targeted number of shares for the performance period covering fiscal year 2010 through fiscal year 2012 and the shares earned at % of target and the cash value of the shares based on the closing price of Agilent's common stock on November 13, 2012. On November 13, 2012, the Compensation Committee certified the TSR results and approved the payout at 91.0% for the performance period concluded on October 31, 2012. The payout of these awards was made in November 2012.

Fiscal Year 2010 - 2012 LTP Program Payout Table

	Target Awards (Shares)	Payout at 91% (Shares)	Cash Value of Payout at 91% ($) (2)
William P. Sullivan	83,125	75,643	$2,748,110
Ronald S. Nersesian	26,323	23,953	$870,212
Didier Hirsch (1)	15,589	14,185	$515,341
Michael R. McMullen	22,166	20,171	$732,812
Nicolas H. Roelofs	16,625	15,128	$549,600

(1) Mr. Hirsch was granted 5,888 LTPP shares on November 18, 2009 and 9,701 additional performance shares on August 18, 2010, after his promotion to Senior Vice President, Chief Financial Officer.

(2) Reflects the fair market value of the shares based on the closing price of Agilent's common stock on November 13, 2012.

Equity Grant Practices

The Compensation Committee generally makes grants of stock awards to our NEOs at the first Compensation Committee meeting of our fiscal year. Awards are neither timed to relate to the price of Agilent's stock nor to correspond with the release of material non-public information, although grants are generally made when Agilent's trading window is open. Grants to current employees are generally effective on the date of the Compensation Committee meeting approving such grants. Grants to new employees, including potential NEOs, are typically made at the next regularly scheduled Compensation Committee meeting following the employee's start date. When an employee retires from Agilent, all unvested restricted stock units and/or stock options granted on or after November 17, 2010 continue to vest per the original terms of the grant. Grants prior to November 17, 2010 have accelerated vesting upon retirement.

Benefits

The Agilent global benefits philosophy is to provide NEOs with protection and security through health and welfare, retirement, disability insurance and life insurance programs. During fiscal year 2012, the CEO and other NEOs were eligible to receive the same benefits that are generally available to other Agilent employees.

In addition to the company-wide benefits, Agilent's NEOs have company-paid financial counseling through a third party service to assist with their personal finances. We believe that providing this service gives our NEOs a better understanding of their pay and benefits, allowing them to concentrate on Agilent's future success. NEOs are also provided executive physical examinations, for which we cover the costs that are not otherwise covered under each NEO's chosen health plan. We believe that the executive physical is a prudent measure to help ensure the health of our executives. Both the financial counseling and the executive physicals are benefits generally provided by our peer companies and are available at a reasonable group cost to Agilent.

Generally, it is our Compensation Committee's philosophy to not provide perquisites to our NEOs except in limited circumstances. For example, in fiscal year 2012, there were no special perquisites for our NEOs except for financial counseling, the executive physicals mentioned above and the occasional use by executive officers of company drivers to transport them and their family members to the airport for personal travel.

Deferred Compensation

Our NEOs are eligible to voluntarily defer base salary, short-term incentives in the form of awards under the Performance-Based Compensation Plan and long-term incentives in the form of stock awards under the LTP Program. The deferrals are made through our 2005 Deferred Compensation Plan. This is a common benefit arrangement offered by our peer companies.

Payouts are distributed to eligible participants in January of the year following termination of employment, if termination occurs during the first six months of the calendar year. Otherwise, payouts are distributed to eligible participants in July of the year following termination. No early distributions or withdrawals are allowed. If an election is made to defer performance shares earned under the LTP Program, shares are deferred in the form of Agilent common stock only. At the end of the deferral period, the LTP Program shares are simply released to the executive.

These benefits and an additional description of plan features are set forth in the section entitled "Non-Qualified Deferred Compensation in Last Fiscal Year" below and the narrative descriptions accompanying this section.

Pension Plans

We provide a pension plan, the Agilent Technologies, Inc. Retirement Plan ("Retirement Plan"), to our NEOs , as well as other eligible Agilent employees, for long-term employment retention and to support our career-employment strategy, as well as to provide employee retirement savings. The Agilent Retirement Plan is an important benefit that is not generally available within the technology sector and differentiates Agilent from many of our peer companies. In addition, we provide the Agilent Technologies, Inc. Supplemental Benefit Retirement Plan (the "Supplemental Benefit Retirement Plan") to our NEOs and other eligible Agilent employees. The Supplemental Benefit Retirement Plan is an unfunded, non-qualified pension plan which pays amounts upon retirement that would be due under the regular Retirement Plan benefit formula, but are limited under the tax-qualified Retirement Plan by the Internal Revenue Code.

Additionally, we provide the Agilent Technologies, Inc. Deferred Profit-Sharing Plan (the "Deferred Profit-Sharing Plan") that provides certain amounts to our NEOs and other Agilent employees who provided services to our predecessor company, Hewlett-Packard Company ("Hewlett-Packard"), prior to November 1, 1993. None of these plans provide any credit of benefits prior to the date of hire or where there is a break in service.

Retirement benefits are set forth in the table entitled "Pension Benefits" below and the narrative descriptions accompanying this table.

Policy Regarding Compensation in Excess of $1 Million a Year

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1 million paid to our CEO and the three other most highly compensated NEOs (excluding the CFO) employed at the end of the year. Certain compensation is specifically exempt from the deduction limit to the extent that it is "performance based" as defined in Section 162(m) of the Code.

Our Compensation Committee considers the impact of Section 162(m) in setting and determining executive compensation because it is concerned with the net cost of executive compensation to Agilent (i.e., taking into account the tax treatment of the compensation), and its ability to effectively administer executive compensation in the long-term interests of stockholders.

For fiscal year 2012, stock options, short-term cash incentives and long-term performance stock units are intended to comply with the exception for performance-based compensation under Section 162(m). Of course, in order to maintain flexibility in rewarding individual performance and contributions, the Compensation Committee will not limit all the amounts paid under all of Agilent's compensation programs to just those that qualify for tax deductibility. In addition, because of the fact-based nature of the performance-based compensation exception and the limited amount of binding-related guidance, Agilent cannot guarantee that compensation that is intended to comply with the performance-based compensation exception under Section 162(m) of the Code will in fact so qualify.

Stock Ownership Guidelines

Our stock ownership guidelines are designed to encourage our NEOs and other executive officers to achieve and maintain a significant equity stake in Agilent and more closely align their interests with those of our stockholders. The guidelines provide that the CEO should accumulate and hold, within five years from election to his or her position, an investment level in our stock equal to a specified multiple of his or her annual base salary. The guidelines further provide that the CFO and other executive officers should accumulate and hold, within five years from appointment to their executive officer positions, an investment level in our stock equal to the lesser of either (1) a specified multiple of their annual base salary or (2) direct ownership of a certain level of shares of Agilent stock. The investment level as a multiple of annual base salary or direct ownership guidelines is set forth below:

Level	Investment Level = Multiple of Annual Base Salary	Direct Ownership of Agilent Stock (# of Shares)
CEO	6X	N/A
CFO/COO	3X	80,000
All other executive officers	3X	40,000

An annual review is conducted to assess compliance with the guidelines. By the end of fiscal year 2012, all of our NEOs had either met or were on track to reach their stock ownership guideline requirements within the applicable timeframe.

Termination and Change of Control

Consistent with the practice of many of our peers, the Compensation Committee adopted change-of-control agreements designed to provide protection to the NEOs so they are not distracted by their personal, professional and financial situations at a time when Agilent needs them to remain focused on their responsibilities, Agilent's best interests and those of all its stockholders. These agreements provide for a "double-trigger" payout only in the event of a change in control and the executive officer is either terminated from his-or-her position or moved into a position that represents a substantial change in responsibilities within a limited period of time after the transaction (these agreements do not become operative unless both events occur).

We have eliminated excise tax gross-ups for officers entering into newly executed change-of-control agreements after July 14, 2009. Existing officers that had such protection under ongoing agreements will continue to have this benefit as long as the existing agreements remain in effect without material amendment.

Potential payments to our NEOs in the event of a change of control under our existing agreements are reported in the "Termination and Change of Control Table."

In addition, we have a Workforce Management Program in place that is applicable to all Agilent employees, including NEOs. Employment security is tied to competitive realities as well as individual results and performance, but from time to time, business circumstances could dictate the need for Agilent to reduce its workforce. The Workforce Management Program is intended to assist employees affected by restructuring by providing transition income in the form of severance benefits.

Summary Compensation Table

Agilent's NEOs for fiscal 2012 include Agilent's (i) President and Chief Executive Officer, (ii) Executive Vice President and Chief Operating Officer, (iii) Senior Vice President, Chief Financial Officer, and (iv) other two most highly compensated executive officers who were serving as executive officers at the end of fiscal 2012.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($) (2)(3)(5)	Option Awards ($) (2)(4)(5)	Non-Equity Incentive Plan Compensation ($)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(7)	All other Compensation ($)(8)	Total ($)
William P. Sullivan	2012	$990,000	$0	$3,859,183	$4,007,791	$1,247,808	$0	$30,935	$10,135,717
President and Chief	2011	$990,000	$0	$3,521,505	$3,788,302	$1,922,258	$0	$30,200	$10,252,264
Executive Officer	2010	$990,000	$0	$3,395,127	$3,491,810	$2,535,586	$0	$29,924	$10,442,447
Ronald S. Nersesian	2012	$641,667	$0	$1,484,309	$1,541,459	$518,870	$119,247	$26,917	$4,332,469
Executive Vice President	2011	$545,838	$0	$1,760,651	$1,136,484	$740,293	$101,039	$26,009	$4,310,316
and Chief Operating Officer	2010	$497,087	$0	$1,075,127	$1,105,736	$712,505	$97,561	$25,182	$3,513,198
Didier Hirsch	2012	$570,834	$0	$890,565	$924,873	$471,167	$105,788	$16,041	$2,979,268
Senior Vice President,	2011	$520,846	$0	$1,018,648	$811,773	$556,808	$96,291	$13,599	$3,017,964
Chief Financial Officer	2010	$366,249	$0	$636,442	$638,812	$456,399	$86,892	$71,730	$2,256,524
Michael R. McMullen	2012	$570,834	$0	$1,771,329	$873,485	$443,812	$105,787	$31,030	$3,796,277
Senior Vice President,	2011	$519,591	$0	$1,509,094	$865,898	$387,468	$96,053	$29,642	$3,407,747
Chemical Analysis Group	2010	$457,091	$0	$905,340	$931,142	$557,711	$98,466	$40,694	$2,990,445
Nicolas H. Roelofs	2012	$545,835	$0	$1,721,842	$822,111	$413,458	$84,664	209,228	$3,797,138
Senior Vice President, Life	2011	$493,767	$0	$1,408,501	$757,660	$394,930	$76,333	$10,678	$3,141,869
Sciences Group	2010	$425,004	$0	$679,025	$698,354	$446,513	$92,583	$11,026	$2,352,506

(1) None of the executive officers received any service awards or cash bonuses for fiscal years 2012, 2011 and 2010.

(2) Reflects the aggregate grant date fair values, computed in accordance with Financial Accounting Standards Board, Accounting Standards Codification, Topic 718, Stock Compensation ("FASB ASC Topic 718"). The assumptions used in calculating the expense are provided in additional detail in the tables below.

(3) Amounts consist of expenses relating to multiple performance share awards that are outstanding simultaneously for each NEO under the LTP Program and restricted stock unit awards to Messrs. McMullen and Roelofs as described in "Compensation Discussion and Analysis—Long-Term Incentives."

(4) Amounts consist of expenses relating to option awards granted under the 2009 Stock Plan granted at an exercise price equal to the closing price of Agilent common stock on the date of grant.

(5) The expenses listed in these columns include expenses for stock awards and options awarded in accordance with the LTP Program and 2009 Stock Plan, as shown in the table below.

(6) Amounts consist of incentive awards earned by the NEOs during fiscal year 2012 under the Performance-Based Compensation Plan for Covered Employees.

(7) Amounts represent the change in pension value for the following Agilent sponsored pension plans: Agilent Technologies, Inc. Deferred Profit-Sharing Plan, Agilent Technologies, Inc. Retirement Plan and Agilent Technologies, Inc. Supplemental Benefit Retirement Plan.

(8) Amounts reflect (i) employer contributions of $9,900 to Mr. Sullivan, and $10,000 each to Messrs. Nersesian, McMullen, Hirsch and Roelofs for the Agilent Technologies, Inc. 401(k) Plan in fiscal year 2012, (ii) $18,775 for Mr. Sullivan, $15,220 for Mr. Nersesian, and $13,880 for Mr. McMullen for services incurred from The Ayco Company, LP, the provider designated by Agilent to provide financial counseling services to our NEOs, and $2,397 for Mr. McMullen and $3,247 for Mr. Hirsch for services incurred by KPMG, LLC, the tax provider designated by Agilent to provide tax preparation services for expatriates, (iii) travel expenses fees of $1,510 for Mr. Sullivan, $697 for Mr. Nersesian, $3,253 for Mr. McMullen and $1,394 for Mr. Hirsch for use of Agilent drivers and vehicles for personal travel,

and (iv) $750 for Mr. Sullivan, $1,000 for Mr. Nersesian, $1,500 for Mr. McMullen, $1,400 for Mr. Hirsch, and $375 for Mr. Roelofs, for employer contribution to a health savings account. The amounts for Mr. Hirsch do not include an estimated lump sum benefit from the Agilent Technologies, Inc. French Pension Plan. This estimate was included in 2010; however, it was deleted since it is not an appropriate item for this column. International assignment benefits for Mr. Roelofs include assignment-related costs in the aggregate amount of $198,853, consisting of $39,840 for travel, $68,195 for housing, $61,546 for relocation allowances and $29,272 for all other net relocation expenses.

The following table itemizes the full grant date fair value of equity grants made during the 2010, 2011 and 2012 fiscal years in accordance with FASB ASC Topic 718 for the "Stock Awards" and "Option Awards" columns of the "Summary Compensation" table.

	Long-term Incentive Awards							
	Long Term Performance Program							
	Total FY12 Expense			Total FY11 Expense			Total FY10 Expense	
	Stock Awards	Option Awards	Restricted Stock Unit Awards	Stock Awards	Option Awards	Restricted Stock Unit Awards	Stock Awards	Option Awards
Mr. Sullivan	$3,859,183	$4,007,791	—	$3,521,505	$3,788,302	—	$3,395,127	$3,491,810
Mr. Nersesian	$1,484,309	$1,541,459	—	$1,056,451	$1,136,484	$704,200	$1,075,127	$1,105,736
Mr. Hirsch	$890,565	$924,873	—	$754,573	$811,773	$260,237	$636,442	$638,812
Mr. McMullen	$841,079	$873,485	$930,250	$804,894	$865,898	$704,200	$905,340	$931,142
Mr. Roelofs	$791,592	$822,111	$930,250	$704,301	$757,660	$704,200	$679,025	$698,354

FASB ASC Topic 718 Assumptions

The following table sets forth the weighted average FASB ASC Topic 718 assumptions used in 2009 to 2012 in the calculation of the stock awards and option awards presented in our "Summary Compensation Table". For all periods presented, the fair value of share-based awards for employee stock options awards was estimated using the Black-Scholes option pricing model. While shares granted under the LTP Program were valued using a Monte Carlo simulation. The estimated fair value of restricted stock unit awards was determined based on the market price of Agilent's common stock on the date of grant, adjusted for expected dividend yield. On January 17, 2012, the company's Board of Directors approved the initiation of quarterly cash dividends to the company's shareholders. The fair value of all the awards granted prior to the declaration of quarterly cash dividends was measured based on an expected dividend yield of 0%.

	Years Ended October 31,			
	2012	2011	2010	2009
Stock Option Plans:				
Weighted average risk-free interest rate	0.88%	1.49%	2.19%	2.31%
Dividend yield	0%	0%	0%	0%
Weighted average volatility	38%	35%	37%	32%
Expected life	5.80 yrs	5.80 yrs	4.40 yrs	4.40 yrs
LTPP:				
Volatility of Agilent shares	41%	40%	39%	33%
Volatility of selected peer-company shares	17%-75%	20%-76%	20%-80%	17%-62%
Price-wise correlation with selected peers	62%	55%	53%	35%

Grants of Plan-Based Awards in Last Fiscal Year

The following table sets forth certain information regarding grants of plan-based awards to each of our NEOs during fiscal year 2012. For more information please refer to the "Compensation Discussion and Analysis."

Grants of Plan-Based Awards in Fiscal Year 2012

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	Estimated Payouts Under Equity Incentive Plan Awards (2) Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	All Other Stock Awards (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
William P. Sullivan	11/17/2011	$241,313	$928,125	$1,856,250	$964,796	$3,859,183	$7,718,366	293,012		$37.21	$4,007,791
	5/15/2012	$55,688	$556,875	$1,113,750	—	—	—	—			
Ronald S. Nersesian	11/17/2011	$100,344	$385,938	$771,876	$371,077	$1,484,309	$2,968,617	112,697		$37.21	$1,541,459
	5/15/2012	$23,156	$231,563	$463,126	—	—	—	—		—	—
Didier Hirsch	11/17/2011	$74,750	$287,500	$575,000	$222,641	$890,565	$1,781,131	67,618		$37.21	$924,873
	5/15/2012	$17,250	$172,500	$345,000	—	—	—	—			
Michael R. McMullen	11/17/2011	$57,500	$287,500	$575,000	$210,270	$841,079	$1,682,157	63,861		$37.21	$873,485
	11/17/2011	—	—	—	—	—	—	—	25,000	—	$930,250
	5/15/2012	$17,250	$172,500	$345,000	—	—	—	—		—	—
Nicolas H. Roelofs	11/17/2011	$55,000	$275,000	$550,000	$197,898	$791,592	$1,583,183	60,105		$37.21	$822,111
	11/17/2011	—	—	—	—	—	—	—	25,000	—	$930,250
	5/15/2012	$16,500	$165,000	$330,000	—		—				

(1) Reflects the value of the potential payout targets for fiscal year 2012 pursuant to the annual award program under Agilent's Performance-Based Compensation Plan. Actual payout amounts under this plan are disclosed in the "Summary Compensation Table."

(2) Reflects the value of potential payout of the target number of performance shares granted in fiscal year 2012 for the FY12 through FY14 performance period under Agilent's LTP Program. Actual payout of these awards, if any, will be determined by the Compensation Committee after the end of the performance period depending on whether the performance criteria set forth in Agilent's LTP Program were met. Payout, if any, will be in the form of Agilent common stock. Please see section entitled "Long-Term Incentives" for disclosure regarding material terms of the LTP Program.

(3) Reflects options granted in fiscal year 2012 under the 2009 Stock Plan in accordance with Agilent's long-term incentive goals as described in the "Compensation Discussion and Analysis—Long-Term Incentives." Such options vest at 25% per year over four years.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of options, restricted stock awards and restricted stock units by our NEOs as of October 31, 2012.

Outstanding Equity Awards at Fiscal Year 2012 Year-End

		Option Awards(1)						Stock Awards	
		Number of Securities Underlying Unexercised Options (#)		Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)				Equity Incentive Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Grant Date	Exercisable	Unexercisable		Option Exercise Price ($)	Option Vesting Date	Option Expiration Date		
William P. Sullivan	11/19/2007	231,092	0	n/a	$35.80	11/19/2008	11/18/2017		$0
	11/18/2008	112,522	113,122	n/a	$19.00	11/18/2009	11/17/2018		$0
	11/18/2009	89,074	178,147	n/a	$29.46	11/18/2010	11/17/2019		$0
	11/17/2010	75,888	227,667	n/a	$35.21	11/17/2011	11/16/2020	—	$0
	11/17/2011	0	293,012	n/a	$37.21	11/17/2012	11/16/2021	—	$0
	11/18/2009	—	—	—	—	—	—	83,125	$2,991,669
	11/17/2010	—	—	—	—	—	—	72,150	$2,596,679
	11/17/2011	—	—	—	—	—	—	77,828	$2,801,030
Total		**508,576**	**811,948**					**233,103**	**$8,389,378**
Ronald S. Nersesian	11/19/2007	10,505	0	n/a	$35.80	11/19/2008	11/18/2017	—	$0
	11/18/2008	0	20,739	n/a	$19.00	11/18/2009	11/17/2018	—	$0
	3/27/2009	5,855	5,855	n/a	$16.21	3/27/2010	3/26/2019	—	$0
	11/18/2009	28,207	56,413	n/a	$29.46	11/18/2010	11/17/2019	—	$0
	11/17/2010	22,766	68,300	n/a	$35.21	11/17/2011	11/16/2020	—	$0
	11/17/2011	0	112,697	n/a	$37.21	11/17/2012	11/16/2021	—	$0
	3/27/2009	—	—	—	—	—	—	5,000	$179,950
	11/18/2009	—	—	—	—	—	—	26,323	$947,365
	11/17/2010	—	—	—	—	—	—	15,000	$539,850
	11/17/2010	—	—	—	—	—	—	21,645	$779,004
	11/17/2011	—	—	—	—	—	—	29,934	$1,077,325
Total		**67,333**	**264,004**					**97,902**	**$3,523,494**
Didier Hirsch	5/17/2005	10,002	0	n/a	$20.87	5/17/2006	5/16/2015	—	$0
	1/17/2006	17,327	0	n/a	$31.93	1/17/2007	1/16/2016	—	$0
	11/15/2006	16,500	0	n/a	$33.14	11/15/2007	11/14/2016	—	$0
	11/19/2007	17,857	0	n/a	$35.80	11/19/2008	11/18/2017	—	$0
	11/18/2008	16,038	8,013	n/a	$19.00	11/18/2009	11/17/2018	—	$$0
	11/18/2009	12,618	12,619	n/a	$29.46	11/18/2010	11/17/2019	—	$0
	8/18/2010	20,181	20,182	n/a	$29.44	8/18/2011	8/17/2020	—	$0
	11/17/2010	16,261	48,786	n/a	$35.21	11/17/2011	11/16/2020	—	$0
	11/17/2011	0	67,618	n/a	$37.21	11/17/2012	11/16/2021	—	$0
	11/18/2009	—	—	—	—	—	—	5,888	$211,909
	8/18/2010	—	—	—	—	—	—	9,701	$349,139
	11/17/2010	—	—	—	—	—	—	5,544	$199,529
	11/17/2010	—	—	—	—	—	—	15,460	$556,405
	11/17/2011	—	—	—	—	—	—	17,960	$646,380
Total		**126,784**	**157,218**					**54,553**	**$1,963,362**
Michael R. McMullen	1/26/2004	26,253	0	n/a	$31.93	1/26/2005	1/25/2014	—	$0
	1/24/2005	4,402	0	n/a	$20.62	1/24/2006	1/23/2015	—	$0
	1/17/2006	18,377	0	n/a	$31.93	1/17/2007	1/16/2016	—	$0
	11/15/2006	17,000	0	n/a	$33.14	11/15/2007	11/14/2016	—	$0
	11/19/2007	31,513	0	n/a	$35.80	11/19/2008	11/18/2017	—	$0
	11/18/2008	53,733	17,911	n/a	$19.00	11/18/2009	11/17/2018	—	$0
	11/18/2009	47,505	47,506	n/a	$29.46	11/18/2010	11/17/2019	—	$0
	11/17/2010	17,346	52,038	n/a	$35.21	11/17/2011	11/16/2020	—	$0
	11/17/2011	0	63,861	n/a	$37.21	11/17/2012	11/16/2021	—	$0

Outstanding Equity Awards at Fiscal Year 2012 Year-End

		Option Awards(1)						Stock Awards	
		Number of Securities Underlying Unexercised Options (#)		Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)				Equity Incentive Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	**Grant Date**	**Exercisable**	**Unexercisable**		**Option Exercise Price ($)**	**Option Vesting Date**	**Option Expiration Date**		
	3/27/2009	—	—	—	—	—	—	5,000	$179,950
	11/18/2009	—	—	—	—	—	—	22,166	$797,754
	11/17/2010	—	—	—	—	—	—	15,000	$539,850
	11/17/2010	—	—	—	—			16,491	$593,511
	11/17/2011	—	—	—	—			16,962	$610,462
	11/17/2011	—	—	—	—			25,000	$899,750
Total		**216,129**	**181,316**					**100,619**	**$3,621,277**
Nicolas Roelofs	11/15/2006	16,500	0	n/a	$33.14	11/15/2007	11/14/2016	—	$0
	11/19/2007	29,412	0	n/a	$35.80	11/19/2008	11/18/2017		$0
	11/18/2008	0	13,198	n/a	$19.00	11/18/2009	11/17/2018		$0
	11/18/2009	35,629	35,629	n/a	$29.46	11/18/2010	11/17/2019		$0
	11/17/2010	15,177	45,534	n/a	$35.21	11/17/2011	11/16/2020		$0
	11/17/2011	0	60,105	n/a	$37.21	11/17/2012	11/16/2021		$0
	3/27/2009	—	—	—		—		5,000	$179,950
	11/18/2009	—	—	—	—	—		16,625	$598,334
	11/17/2010	—	—	—	—	—	—	14,430	$519,336
	11/17/2010	—	—	—	—	—	—	15,000	$539,850
	11/17/2011	—	—	—	—	—	—	15,964	$574,544
	11/17/2011	—	—	—	—	—	—	25,000	$899,750
Total		**96,718**	**154,466**					**92,019**	**$3,311,764**

(1) Pursuant to the anti-dilution provisions in Agilent's 1999 Stock Plan, the number of shares and exercise prices related to the listed stock options with grant dates prior to November 1, 2006 were adjusted to maintain their aggregate economic value in connection with the spin-off of Verigy on October 31, 2006.

(2) Amounts reflect multiple unvested performance share awards that are outstanding simultaneously as of the end of fiscal year 2012 for each NEO under the LTP Program, except the 20,000 restricted stock unit awards each granted to Mr. Nersesian, Mr. McMullen and Mr. Roelofs on March 27, 2009, the 7,500 restricted stock unit awards granted to Mr. Hirsch on November 17, 2010, the 20,000 restricted stock unit awards each granted to Mr. Nersesian, Mr. McMullen and Mr. Roelofs on November 17, 2010 and the 25,000 restricted unit awards each granted to Mr. McMullen and Mr. Roelofs on November 17, 2011. Each restricted stock unit award vests in four equal annual installment beginning on the first anniversary of the date of grant, except for the restricted stock units granted to Mr. McMullen and Mr. Roelofs on November 17, 2011, which vest 100% on the third anniversary of the grant. See the "Compensation Discussion and Analysis."

Option Exercises and Stock Vested at Fiscal Year-End

The following table sets forth information on stock option exercises and stock vesting in fiscal year 2012 and the value realized on the date of exercise, if any, by each of our NEOs.

Option Exercises and Stock Vested in Fiscal Year 2012

	Option Awards		Restricted Stock & Restricted Stock Units		Performance Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Awards Acquired Upon Vesting (#)	Value Realized on Vesting ($)	Number of Awards Acquired Upon Vesting (#)(1)	Value Realized on Vesting ($)(2)
William P. Sullivan	600	$15,450	—	—	75,643	$2,748,110
Ronald S. Nersesian	20,739	$382,220	10,000	$414,400	23,953	$870,212
Didier Hirsch	—	—	1,847	$68,727	710	$25,794
Michael R. McMullen	5,000	$119,450	10,000	$414,400	20,171	$732,812
Nicolas H. Roelofs	15,592	$383,432	10,000	$414,400	15,128	$549,600

(1) Amounts reflect the performance shares granted in fiscal year 2010 pursuant to the LTP Program for the FY10-FY12 performance period and paid out in calendar year 2012. Mr. Hirsch had elected to defer 13,475 shares into his Deferred Compensation Account.

(2) The market value of these awards is based on the closing price of Agilent's common stock on November 13, 2012.

Pension Benefits

The following table shows the estimated present value of accumulated benefits payable including years of credited service payable on retirement to our NEOs under the Deferred Profit-Sharing Plan ("DPSP"), the Retirement Plan and the Supplemental Benefit Retirement Plan. To calculate the number of years of an eligible employee's service, the pension plans will bridge each eligible employee's service, if any, with Hewlett-Packard Company to that eligible employee's service with Agilent; the years of service will reflect employment service from both Hewlett-Packard and Agilent. The cost of all three plans is paid entirely by Agilent. The present value of accumulated benefit is calculated using the assumptions under Accounting Standards Codification Topic 715: Compensation – Retirement Benefits for the fiscal year end measurement (as of October 31, 2012). The present value is based on a lump sum interest rate of 6.00%, DPSP rate of return of 7.5% and the "applicable mortality table" described in section 417(e)(3) of the Internal Revenue Code. See also Note 15 to Agilent's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended October 31, 2012, as filed with the SEC on December 20, 2012.

Pension Benefits

		Agilent Technologies, Inc.					
Name	Eligible for Full Retirement Benefits?	Deferred Profit-Sharing Plan ($)	Retirement Plan($)	Supplemental Benefit Plan ($)	Number of Years of Credited Service (#)	Payments During Last Fiscal Year ($)	Present Value of Accumulated Benefit ($)
William P. Sullivan	Yes	$629,606	$ 416,685	$3,441,507	30	$0	$4,487,798
Ronald S. Nersesian	No	$0	$346,809	$376,024	10	$0	$722,833
Didier Hirsch	No	$0	$ 457,130	$331,191	13	$0	$788,321
Michael R. McMullen	No	$201,975	$ 692,019	$597,127	28	$0	$1,491,122
Nicolas H. Roelofs	No	$0	$ 218,812	$198,278	7	$0	$417,090

Retirement Plan

The Retirement Plan guarantees a minimum retirement benefit payable at normal retirement age (the later of age 65 or termination). Benefits are accrued on a monthly basis as a lump sum payable at normal retirement age based on target pay and years of credited service up to a maximum of 30 years as follows:

For participants who have fewer than 15 years of service:

11% × target pay at the end of the month

PLUS

5% × target pay at the end of the month in excess of 50% of the Social Security Wage Base

For participants who have 15 or more years of service:

14% × target pay at the end of the month

PLUS

5% × target pay at the end of the month in excess of 50% of the Social Security Wage Base

Benefits under the Retirement Plan are payable as either (a) a single life annuity for single participants or as (b) a 50% joint and survivor annuity for married participants. Participants may elect to receive payments at any time following termination or retirement and in the above forms or as an actuarially equivalent 75% or 100% joint and survivor annuity, or as a one-time lump sum. Payments made prior to normal retirement age will be reduced in accordance with the plan provisions.

All regular full-time or regular part-time employees automatically become participants in the Retirement Plan on the May 1 or November 1 following completion of two years of service.

Deferred Profit-Sharing Plan

The Deferred Profit-Sharing Plan is a closed, defined contribution plan. The Deferred Profit-Sharing Plan was created by Hewlett-Packard and covers participants' service with Hewlett-Packard before November 1, 1993 and is used as a floor offset for the Retirement Plan for service prior to November 1, 1993. There have been no contributions into the plan since October 31, 1993.

For service prior to November 1, 1993 (if any), the benefit due is the greater of (i) the benefit defined by the Retirement Plan formula, and (ii) the annuity value of the Deferred Profit-Sharing Plan account balance. Therefore, for service prior to November 1, 1993, the Retirement Plan guarantees a minimum retirement benefit.

Benefits under the Deferred Profit-Sharing Plan are payable at normal retirement age as either (i) a single life annuity for single participants, or (ii) a 50% joint and survivor annuity for married participants. Participants may elect to receive payments at any time following termination or retirement and in the above forms or as 75% or 100% joint and survivor annuity, or as a one-time lump sum.

Supplemental Benefit Retirement Plan

The Supplemental Benefit Retirement Plan is an unfunded, non-qualified deferred compensation plan. Benefits payable under this plan are equal to the excess of the qualified Retirement Plan amount that would be payable in accordance with the terms of the Retirement Plan disregarding the benefit and compensation limitations imposed pursuant to sections 415 and 401(a)(17) of the Internal Revenue Code.

Benefits under the Supplemental Benefit Retirement Plan are payable upon termination or retirement as follows:

- Accruals prior to January 1, 2005 are paid in a single lump sum in the January following the fiscal year in which the participant takes his qualified Retirement Plan benefit.
- Accruals after December 31, 2004 are paid based on the date participants retire or terminate: in January immediately following if termination occurs during the first six months of the year; or in July if termination occurs during the second six months of the year. Participants will receive a benefit in the form of either five annual installments (if the lump sum value is at least $150,000); or in a single lump sum (if the lump sum value is less than $150,000).

Non-Qualified Deferred Compensation in Last Fiscal Year

For fiscal year 2012, the non-qualified deferred compensation plan is available to all active employees on the US payroll with total target cash salary, including the short-term Performance-Based Compensation Plan, greater than or equal to $250,000.

There are three types of earnings that may be deferred under the program:

1. 100% of annual base pay earnings in excess of the IRS qualified plan limit of $250,000 for 2012;

2. 95% of bonus earnings, discretionary and cash compensation paid under the Performance-Based Compensation Plan; and

3. 95% of performance based compensation paid out in accordance with the terms of Agilent's LTP Program. Awards under this program are paid out in the form of Agilent common stock.

Deferral elections may be made annually and are part of overall tax planning for many executives. There are several investment options available under the Plan, which mirror the investment choices under our tax-qualified 401(k) plan, with the exception of Agilent's common stock which is not available under the non-qualified deferred compensation plan. All investment choices are made by the participant. Based on market performance, dividends and interest are credited to participants' accounts from the funds that the participant has elected.

At the time participation is elected, employees must also elect payout in one of three forms, which can commence upon termination or be delayed by an additional one, two or three years following termination:

1. a single lump sum payment;

2. annual installments over a five-to-fifteen year period; or

3. a single lump sum payment in January or July on or after 2014.

Payouts are distributed to eligible participants in January of the year following termination, if termination occurs during the first six months of the calendar year. Otherwise, payouts are distributed to eligible participants in July of the year following termination where termination occurs during the second half of the calendar year. No early distributions or withdrawals are allowed. When and if received, a participant in the LTP Program may elect to defer his or her shares through our 2005 Deferred Compensation Plan. The LTP Program shares are deferred in the form of Agilent common stock only. At the end of the deferral period, the LTP Program shares are simply released to the executive.

We have established a rabbi trust as a source of funds to make payments under the non-qualified deferred compensation plan. As of October 31, 2012, the rabbi trust with Fidelity Management Trust Company was overfunded, so there is no need for additional funding.

The table below provides information on the non-qualified deferred compensation of the NEOs for fiscal year 2012.

Non-Qualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year-End ($)
William P. Sullivan	$0	$0	$211,479	$0	$8,808,449
Ronald S. Nersesian	$434,758	$0	($6,139)	$0	$1,864,656
Didier Hirsch (3)	$720,116	$0	$96,078	$0	$2,349,418
Michael R. McMullen	$0	$0	$893	$0	$6,764
Nicolas H. Roelofs	$0	$0	$0	$0	$0

(1) The salary portion of the amounts reflected above is included in the amount reported as salary in the "Summary Compensation Table." Detailed in the table below, are the deferred amounts for the following: salary contribution amounts for fiscal year 2012, the amount of shares and the value of the shares paid out pursuant to the LTP Program for the FY09-FY11 and FY10-FY12 performance periods and the value of compensation earned as part of Agilent's annual rewards program.

(2) Amounts reflected are not included in the "Summary Compensation Table" because the earnings are not "above-market." These amounts include dividends, interest and change in market value.

(3) Aggregate Balance at Last Fiscal Year End for Mr. Hirsch includes $155,334 equivalent to the aggregate lump sum balance for the Agilent Technologies, Inc. France Pension Plan (as described below). The present value is of accumulated benefit based on an interest rate of 3.27% and rate of return of 4.17% (as of January 1, 2012). The France Pension Plan is only valued once a year, and the benefit value as of October 31, 2012 is the same as that on January 1, 2012.

Name	Deferred Salary FY 12 ($)	Value of Deferred Compensation Earned as part of Agilent's Annual Rewards Program ($)	Value of Deferred Shares Paid Out from the LTP Program for FY09-FY11 ($)	Value of Deferred Shares Paid Out from the LTP Program for FY10-FY12 ($)	Total Value of Employee Contribution of Deferred Compensation for FY12 ($)	Amount of Deferred Shares from LTP Program FY09 - FY11 (#)	Amount of Deferred Shares from LTP Program FY10 - FY12 (#)
William P. Sullivan	$0	$0	$0	$0	$0	0	0
Ronald S. Nersesian	$0	$0	$408,830	$0	$408,830	11,269	0
Didier Hirsch	$0	$133,250	$300,102	$489,547	$922,899	8,272	13,475
Michael R. McMullen	$0	$0	$0	$0	$0	0	0
Nicolas H. Roelofs	$0	$0	$0	$0	$0	0	0

Agilent Technologies, Inc. France Pension Plan

The Agilent Technologies France Pension Plan is a defined contribution plan created by Hewlett-Packard in 1982 and is open to all exempt employees in France. Since Mr. Hirsch was originally employed by Hewlett-Packard France, he is the only NEO participating in this plan. The French Pension Scheme is not a tax-qualified defined contribution plan under the U.S. Internal Revenue Code.

Eligible employees must have Pensionable Salary above eight times the French Social Security Ceiling ("Tranche C" threshold) to be a participant of this plan. Agilent contributes 5% of Pensionable Salary and eligible employees contribute 3% of Pensionable Salary. Agilent no longer contributes to this plan on Mr. Hirsch's behalf. Benefits under this plan are payable at the plan's normal retirement age (age 65) or from age 60 with a 5% reduction per annum as a lifetime annuity resulting from the accumulated contributions and actual return on investments. Should the participant die prior to receiving benefits, the surviving spouse would receive 60% of the annuity accrued at the time of the participant's death (death in service) or 60% of the actual annuity (death in retirement). In case of employment termination the accrued benefit retirement annuity and, where appropriate, contingent spouse's pension is deferred to normal retirement age.

The Agilent Technologies, Inc. International Relocation Benefit Plan

The Agilent Technologies, Inc. International Relocation Benefit Plan ("IRBP") is an unfunded program that was created by Hewlett-Packard in 1989 and was open to employees who transferred from one country payroll to another at the Company's request prior to December 1, 2001. Mr. Hirsch transferred from France to the United States at the Company's request in September 1999. Upon transfer to the US payroll, he became eligible to participate in the Company's US retirement programs and was no longer eligible to accrue benefits under the France Pension Plan. As he transferred at the Company's request, he became eligible for the IRBP. The objective of the IRBP is to mitigate the possible estimated retirement income loss under country social security plans, governmental programs and Agilent retirement schemes to an employee who has transferred internationally on a permanent, company-sponsored basis. The plan was closed to new participants effective November 30, 2001. Effective May 1, 2012, the IRBP benefit was frozen for all participants. Mr. Hirsch's benefit was $92,515 as of May 1, 2012. The frozen IRBP benefit will accrue interest at 2% annum until his retirement. Any loss of retirement income resulting from Mr. Hirsch's no longer accruing benefits under the foregoing French arrangements will be paid to Mr. Hirsch in a single lump sum upon retirement from the Company's general assets as soon as administratively feasible.

Termination and Change of Control Arrangements

Set forth below is a description of the plans and agreements that could result in potential payments to the NEOs in the case of their termination of employment and/or a change of control of Agilent.

Change of Control Agreements

Each NEO has signed a Change of Control Agreement. Under these agreements, in the event that within 24 months after a change of control of Agilent, Agilent or its successor terminates the employment of such executive without cause or an event constituting good reason occurs and the executive resigns within three months after such an event, the executive will be entitled to: (i) two times, or solely with respect to the CEO, three times, the sum of such executive's base salary and target bonus, (ii) payment of $80,000 for medical insurance premiums, (iii) full vesting of all outstanding options and stock awards, and (iv) a prorated portion of any bonus. To the extent that the payment of these benefits triggers the excise tax under Section 4999 of the Code or any comparable federal, state, local or foreign excise tax, Agilent will be responsible for payment of any additional tax liability arising from the application of such excise tax, subject to certain exceptions for all of the named executives officers except the CEO. The Committee amended our forms of Change of Control Agreement to remove tax gross-ups of parachute payments. These amended forms of agreements are used with any newly executed agreements after July 14, 2009.

In exchange for such consideration, each executive has agreed to execute a release of all of the executive's rights and claims relating to his or her employment.

Under these agreements a "change of control" means occurrence of any of the following events: (i) the sale, exchange, lease or other disposition or transfer of all or substantially all of the assets of Agilent to a third party; (ii) a merger or consolidation involving Agilent in which the stockholders of Agilent immediately prior to such merger or consolidation are not the owners of more than 75% of the total voting power of the outstanding voting securities of Agilent after the transaction; or (iii) the acquisition of beneficial ownership of at least 25% of the total voting power of the outstanding voting securities of Agilent by a third person. "Good reason" means (i) the reduction of the officer's rate of pay, other than reductions that apply to employees generally and variable and performance reductions; (ii) reduction in benefits or failure to receive the same benefits as similarly situated employees; (iii) a change in the officer's duties, responsibilities, authority, job title, or reporting relationships resulting in a significant diminution of position, subject to certain exceptions; (iv) the relocation to a worksite that is more than 35 miles from his prior worksite; (v) the failure or refusal of a successor to Agilent to assume Agilent's obligations under the agreement, or (vi) a material breach by Agilent or any successor to Agilent of any of the material provisions of the agreement.

Under these agreements, "cause" means misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty which has a material adverse effect on Agilent's business or reputation; (ii) repeated unexplained or unjustified absences from Agilent; (iii) refusal or willful failure to act in accordance with any specific directions, orders or policies of Agilent that has a material adverse effect on Agilent's business or reputation; (iv) a material and willful violation of any state or federal law that would materially injure the business or reputation of Agilent as reasonably determined by the Board; (v) participation in a fraud or act of dishonesty against Agilent which has a material adverse effect on Agilent's business or reputation; (vi) conduct by the officer which the Board determines demonstrates gross unfitness to serve; or (vii) intentional, material violation by the officer of any contract between the officer and Agilent or any statutory duty of the officer to Agilent that is not corrected within thirty days after written notice to the officer.

In addition, in the event of a change of control:

1. Participants in the LTP Program would receive at the earlier of the end of the performance period or termination of the program, an LTP Program payout equivalent to the greater of the target award or the accrued amount of the payout, and in the case of termination during the first 12 months of the performance cycle, prorated for the amount of time elapsed during the first twelve months of the performance period; and

2. Participants who receive restricted stock unit awards would vest in full immediately prior to the closing of the transaction.

Termination and Change of Control Table

For each of the NEOs, the table below estimates the amount of compensation that would be paid in the event that (i) a change of control of Agilent occurs and executive is terminated without cause or voluntarily terminates at a time when an event constituting good reason has occurred either within 24 months following the change of control or within 3 months prior to such change of control, involuntary termination with or without cause, voluntary termination, or death or disability occurs. The amounts shown assume that each of the terminations was effective October 31, 2012.

Name	Type of Benefit	Involuntary Termination or Resignation for Good Cause in Connection with a Change of Control ($) (1)	Voluntary Termination or Involuntary Termination with or without Cause ($)	Death/ Disability ($) (6)
William P. Sullivan	Cash Severance Payments	$7,425,000	$0	$0
	Continuation of Benefits (2)	$80,000	$0	$0
	Stock Award Acceleration	$8,389,377	$0	$8,389,377
	Stock Option Acceleration (3)	$3,262,822	$0	$3,262,822
	Pension Benefits (4)	$4,963,284	$4,963,284	$4,963,284
	Excise Tax Gross-Up (5)	$0	$0	$0
	Total Termination Benefits:	$24,120,483	$4,963,284	$16,615,483
Ronald S. Nersesian	Cash Severance Payments	$2,535,000	$0	$0
	Continuation of Benefits (2)	$80,000	$0	$0
	Stock Award Acceleration	$3,523,494	$0	$3,523,494
	Stock Option Acceleration (3)	$889,813	$0	$889,813
	Pension Benefits (4)	$468,730	$468,730	$468,730
	Excise Tax Gross-Up (5)	$0	$0	$0
	Total Termination Benefits:	$7,497,037	$468,730	$4,882,037
Didier Hirsch	Cash Severance Payments	$2,070,000	$0	$0
	Continuation of Benefits (2)	$80,000	$0	$0
	Stock Award Acceleration	$1,963,362	$0	$1,963,362
	Stock Option Acceleration (3)	$388,775	$0	$388,775
	Pension Benefits (4)	$776,465	$776,465	$776,465
	Excise Tax Gross-Up (5)	$0	$0	$0
	Total Termination Benefits:	$5,278,602	$776,465	$3,128,602
Michael R. McMullen	Cash Severance Payments	$2,070,000	$0	$0
	Continuation of Benefits (2)	$80,000	$0	$0
	Stock Award Acceleration	$3,621,277	$0	$3,621,277
	Stock Option Acceleration (3)	$655,108	$0	$655,108
	Pension Benefits (4)	$935,563	$935,563	$935,563
	Excise Tax Gross-Up (5)	$0	$0	$0
	Total Termination Benefits:	$7,361,948	$935,563	$5,211,948
Nicolas H. Roelofs	Cash Severance Payments	$1,980,000	$0	$0
	Continuation of Benefits (2)	$80,000	$0	$0
	Stock Award Acceleration	$3,311,764	$0	$3,311,764
	Stock Option Acceleration (3)	$492,401	$0	$492,401
	Pension Benefits (4)	$287,479	$287,479	$287,479
	Excise Tax Gross-Up (5)	$0	$0	$0
	Total Termination Benefits:	$6,151,644	$287,479	$4,091,644

(1) To the extent that the payment of the listed benefits triggers the excise tax under Section 4999 of the Code or any comparable federal, state, local or foreign excise tax, Agilent will be responsible for payment of any additional tax liability arising from the application of such excise tax. However, in the case of all of the NEOs, other than Mr. Sullivan, the executive shall not be entitled to receive a gross-up payment if (i) the payment of the listed benefits may be reduced to an amount (the "Reduced Amount") sufficient to result in no portion of such payment being subject to an excise tax, and (ii) after reducing such payment by the Reduced Amount, the executive would receive, on a pre-tax basis, an amount not less than 90% of the value of the unreduced payment on a pre-taxed basis.

(2) Flat lump sum benefit for healthcare expenses, including additional health plan premium payments that may result from termination in the event of change of control.

(3) Calculated using the in-the-money value of unvested options as of October 31, 2012, the last business day of Agilent's last completed fiscal year. The closing price of Agilent common stock as of October 31, 2012 was $35.99.

(4) For information regarding potential payments upon termination under the 2005 Deferred Compensation Plan and the Retirement Plan, the Supplemental Benefit Retirement Plan and the Deferred Profit-Sharing Plan, in which our NEOs participate, see "Non-Qualified Deferred Compensation in Last Fiscal Year" and "Pension Benefits" above.

(5) We determined the amount of the excise tax payment in accordance with the provisions of Section 280G of the Code. We utilized the following key assumptions to determine the tax gross-up payment: (i) the interest rate assumption was 120% of the applicable federal rate effective for the month of October 2012, compounded semiannually; (ii) a statutory federal income tax rate of 35%, Medical tax rate of 1.45%, California income tax rate of 10.55% for all NEOs except Mr. McMullen who resides in the state of New Jersey which has an income tax rate of 9.9%; (iii) Section 280G "base amount" was determined based on average W-2 compensation for the period from 2007-2011; and (iv) equity grants made within one year of transaction were in the ordinary course of business and were not in contemplation of a transaction.

(6) Under the 1999 Stock Plan, 2009 Stock Plan and the LTP Program, if a NEO dies or is fully disabled, his or her unvested stock options and stock awards shall fully vest.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in "Board Structure and Compensation." During the most recent fiscal year, no Agilent executive officer served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on Agilent's Compensation Committee.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC, or to be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Agilent specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Agilent's executive compensation program is administered by the Compensation Committee of the Board (the "Compensation Committee"). The Compensation Committee, which is composed entirely of independent, non-employee directors, is responsible for approving and reporting to the Board on all elements of compensation for the executive officers. In this regard, the Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this Proxy Statement and incorporated by reference into Agilent's 2012 Annual Report on Form 10-K.
Submitted by:

Compensation Committee
David M. Lawrence, M.D., Chairperson
A. Barry Rand
Koh Boon Hwee
Tadataka Yamada, M.D.

PROPOSAL 4 - STOCKHOLDER PROPOSAL REGARDING BOARD DECLASSIFICATION

Proposal 4 is a stockholder proposal submitted to the Company by the Illinois State Board of Investment. If the stockholder proponent, or representative who is qualified under state law, is present at the annual meeting and presents the proposal, then the proposal will be voted upon. The stockholder proposal and related supporting statement is included in this proxy statement as submitted by the proponent and we accept no responsibility for its contents. The Board's statement in opposition to the proposal is presented immediately following the proposal. The proponent's address is 180 North LaSalle Street, Suite 2015, Chicago, Illinois 60601. The proponent represented to us that it owns 110,806 shares of our common stock.

Proposal to Repeal Classified Board

RESOLVED, that shareholders of Agilent Technologies, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to repeal the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2014 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which such director was elected.

Supporting Statement

The proponent of this resolution is the Illinois State Board of Investment. The Shareholder Rights Project submitted the resolution on behalf of the Illinois State Board of Investment.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than two-thirds from 2000 to 2012, and during the period January 1, 2011 to June 30, 2012:

- More than 50 S&P 500 companies brought management proposals to declassify their boards to a vote at annual meetings;
- More than 50 precatory declassification proposals passed at annual meetings of S&P 500 companies; and
- The average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies exceeded 75%.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

STATEMENT OF THE BOARD OF DIRECTORS IN OPPOSITION TO STOCKHOLDER PROPOSAL REGARDING BOARD DECLASSIFICATION

After careful deliberation, the Board of Directors unanimously recommends that stockholders vote AGAINST this proposal because it is not in the best interests of the Company or our stockholders. The Company's Certificate of Incorporation provides that the Board consists of three classes of directors with three-year staggered terms, meaning that approximately one-third of the directors are elected each year. The Board believes that this classified board structure provides important benefits that advance and protect the long-term interests of the Company and our stockholders, including:

- *Protection Against Unfair Takeover Tactics.* The Board believes that a classified board plays an important role in protecting against both potentially hostile acquirers that may have only a short-term focus and unfair or abusive takeover tactics. While having a classified board does not prevent unsolicited takeover attempts, it enhances the Board's ability to negotiate the best results for stockholders in a potential takeover situation. In this regard, a classified board structure gives the Board additional opportunity to evaluate the adequacy and fairness of any takeover proposal, negotiate on behalf of all stockholders and weigh alternative methods of providing maximum value for all stockholders.
- *Stability and Continuity.* The Board believes that the continuity made possible by a classified board contributes to the proper oversight of the Company. A classified structure provides a framework in which, at any given time, a majority of directors will have had prior experience as directors of the Company and thus a detailed understanding of the Company's operations and strategy. Directors who have experience with the Company and knowledge about our business are a valuable resource and are better positioned to make the fundamental decisions that are best for the Company and our stockholders. In addition, the Board believes that a classified structure strengthens the ability of the Company to recruit highly qualified directors who are willing to make a significant commitment to the Company and its stockholders for the long-term. The Board believes that the Company has benefitted from this long-term focus.
- *Accountability to Stockholders.* The Board does not believe that annual elections for each director are necessary to promote accountability. Directors elected to three-year terms are not any less accountable or responsive to stockholders than directors elected annually, since all directors are required to uphold their fiduciary duties, regardless of the length of their term of service or how often they stand for election. Moreover, the Company has adopted a number of governance practices that enhance director accountability and the Board's ability to provide independent oversight. For example, the Board has an independent Board Chairman, which allows our CEO to focus on the management of the Company and the Chairman to focus on providing advice to and independent oversight of management. In addition, with the exception of Mr. Sullivan, the Company's CEO, the Board is composed entirely of independent directors and has independent key committees. Finally, our Bylaws provide for majority voting in uncontested director elections. Under this majority voting standard, every year stockholders can elect several directors, and each director must be elected every three years by a majority vote of the stockholders. Finally, the Board believes that overall accountability of the Board is achieved through our stockholders' selection of responsible, experienced and respected individuals as directors, not on the length of their terms.

For the reasons discussed above, the Board has concluded that the Company's classified board structure continues to promote the best interests of the Company and our stockholders, and recommends that stockholders vote AGAINST this proposal.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with rules and regulations adopted by the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to each stockholder of record, we are furnishing proxy materials, including this Proxy Statement and our 2012 Annual Report to Stockholders, by providing access to such documents on the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. Instead, commencing on or about February 6, 2013, a Notice of Internet Availability of Proxy Materials (the "Notice") was sent to most of our stockholders which will instruct you as to how to access and review the proxy materials on the Internet. The Notice also instructs you to submit your proxy via the Internet. If you would like to receive a paper or email copy of our proxy materials, please follow the instructions for requesting such materials in the Notice.

Q: Why am I receiving these materials?

A: Agilent's Board of Directors (the "Board") is providing these proxy materials to you on the Internet or, upon your request, has delivered printed versions of these materials to you by mail, in connection with Agilent's 2013 annual meeting of stockholders, which will take place on March 20, 2013. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this Proxy Statement.

Q: What is included in these materials?

A: These materials include:

- our Proxy Statement for Agilent's annual meeting; and
- our 2012 Annual Report to Stockholders, which includes our audited consolidated financial statements.

If you requested printed versions of these materials by mail, these materials also include the proxy card for the annual meeting.

Q: What information is contained in these materials?

A: The information included in this Proxy Statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers and certain other required information.

Q: What proposals will be voted on at the annual meeting?

A: There are four proposals scheduled to be voted on at the annual meeting:

- the election of three directors for a 3-year term;
- the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm;
- an advisory vote to approve the compensation of Agilent's named executive officers; and
- a stockholder proposal, if properly presented at the annual meeting, regarding board declassification.

Q: What is the Agilent Board's voting recommendation?

A: Agilent's Board recommends that you vote your shares "**FOR**" each of the nominees to the Board, "**FOR**" the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm, "**FOR**" the approval of the compensation of Agilent's named executive officers, and "**AGAINST**" the stockholder proposal, if properly presented at the annual meeting, regarding board declassification.

Q: What shares owned by me can be voted?

A: All shares owned by you as of the close of business on January 22, 2013 (the "Record Date") may be voted. You may cast one vote per share of common stock that you held on the Record Date. These include shares that are: (1) held directly in your name as the stockholder of record, including shares received or purchased through the Agilent Technologies, Inc. 1999 Stock Plan and 2009 Stock Plan and the Agilent Technologies, Inc. Employee Stock Purchase Plan, and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee or held for your account by the Agilent Technologies, Inc. 401(k) Plan or Deferred Compensation Plans. On the Record Date, Agilent had approximately 346,967,900 shares of common stock issued and outstanding.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of Agilent hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with Agilent's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the stockholder of record, and the Notice, or if requested, these proxy materials are being sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to the persons named as proxy holders, William P. Sullivan, Agilent's Chief Executive Officer, and Marie Oh Huber, Agilent's Senior Vice President, General Counsel and Secretary, or to vote in person at the annual meeting. If you requested printed copies of the proxy materials, Agilent has enclosed a proxy card for you to use. You may also vote on the Internet or by telephone, as described below under the heading "How can I vote my shares without attending the annual meeting?"

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name", and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you are invited to attend the annual meeting. You also have the right to direct your broker on how to vote these shares. Your broker or nominee should have enclosed a voting instruction card for you to direct your broker or nominee how to vote your shares. You may also vote by Internet or by telephone, as described below under "How can I vote my shares without attending the annual meeting?" However, shares held in "street name" may be voted in person by you only if you obtain a signed proxy from the record holder (stock brokerage, bank, or other nominee) giving you the right to vote the shares.

Q: How can I vote my shares in person at the annual meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to vote your shares in person at the annual meeting, please bring proof of ownership of Agilent stock on the record date, such as the Notice of Internet Availability of Proxy Materials, legal proxy, voting instruction card provided by your broker, bank or nominee, or a proxy card as well as proof of identification. Even if you plan to attend the annual meeting, Agilent recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting.

Q: How can I vote my shares without attending the annual meeting?

A: Whether you hold your shares directly as the stockholder of record or beneficially in "street name", you may direct your vote without attending the annual meeting by proxy. You can vote by proxy over the Internet or by telephone. Please follow the instructions provided in the Notice, or, if you request printed copies of proxy materials, on the proxy card or voting instruction card.

Q: Can I revoke my proxy or change my vote?

A: You may revoke your proxy or change your voting instructions prior to the vote at the annual meeting. You may enter a new vote by using the Internet or the telephone or by mailing a new proxy card or new voting instruction card bearing a later date (which will automatically revoke your earlier voting instructions) or by attending the annual meeting and voting in person. Your attendance at the annual meeting in person will not cause your previously granted proxy to be revoked unless you specifically so request.

Q: How are votes counted?

A: In the election of directors, your vote may be cast "FOR" or "AGAINST" one or more of the nominees, or you may "ABSTAIN" from voting with respect to one or more of the nominees. Shares voting "ABSTAIN" have no effect on the election of directors.

For proposals 2, 3 and 4 your vote may be cast "FOR" or, "AGAINST" or you may "ABSTAIN." If you "ABSTAIN", it has the same effect as a vote "AGAINST."

If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted as described below in "Abstentions and Broker Non-Votes." Any undirected shares that you hold in Agilent's 401(k) Plan will be voted in proportion to the way the other 401(k) Plan stockholders vote their 401(k) Plan shares.

Abstentions and Broker Non-Votes

Any shares represented by proxies that are marked to "ABSTAIN" from voting on a proposal will be counted as present in determining whether we have a quorum. They will also be counted in determining the total number of shares entitled to vote on a proposal. Abstentions and, if applicable, broker non-votes will not be counted as votes "FOR" or "AGAINST" a director nominee. Accordingly, abstentions are not counted for the purpose of determining the number of votes cast in the election of directors.

If your shares are held in street name and you do not instruct your broker on how to vote your shares, your broker, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. Only Proposal 2 (ratifying the appointment of our independent registered public accounting firm) is considered a routine matter. In accordance with federal legislation adopted in 2010, the SEC has approved changes to NYSE Rule 452, the broker vote rule, that make executive compensation matters, including say-on-pay, non-routine matters. If your broker returns a proxy card but does not vote your shares, this results in a "broker non-vote." Broker non-votes will be counted as present for the purpose of determining a quorum.

Proposals 1 (election of directors) 3 (approval of the compensation of Agilent's named executive officers) and 4 (stockholder proposal regarding board declassification) are not considered routine matters, and without your instruction, your broker cannot vote your shares. Because brokers do not have discretionary authority to vote on these proposals, broker non-votes will not be counted for the purpose of determining the number of votes cast on these proposals.

Q: What is the voting requirement to approve each of the proposals?

A: **Proposal 1, Election of Directors**: Under our majority voting standard, in uncontested elections of directors, such as this election, each director must be elected by the affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote. A "majority of the votes cast" means that the number of votes cast "FOR" a director must exceed 50% of the votes cast with respect to that director. Abstentions and broker non-votes will not count as a vote "for" or "against" a nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast.

Our board has adopted a policy under which, in uncontested elections, an incumbent director nominee who does not receive the required votes for re-election is expected to tender his or her resignation to our Board. The Nominating/Corporate Governance Committee, or another duly appointed committee of the Board, will determine whether to accept or reject the tendered resignation generally within 90 days after certification of the election results. Agilent will publicly disclose the committee's determination regarding the tendered resignation and the rationale behind the decision in a Current Report on Form 8-K filed with the SEC.

Proposal 2, Ratification of the Independent Registered Public Accounting Firm: The appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm requires the affirmative vote of a majority of shares present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as a vote against Proposal 2. The approval of Proposal 2 is a routine proposal on which a broker or other nominee is generally empowered to vote in the absence of voting instructions from the beneficial owner, so broker non-votes are unlikely to result from this proposal.

Proposal 3, Approval of the Compensation of Agilent's Named Executive Officers: The advisory vote regarding approval of the compensation of Agilent's named executive officers requires the affirmative vote of a majority of shares present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as votes against this proposal. Broker non-votes will have no effect on this proposal as brokers are not entitled to vote on such proposal in the absence of voting instructions from the beneficial owner.

Proposal 4, Stockholder Proposal Regarding Board Declassification: The stockholder proposal, if properly presented at the annual meeting, requires the affirmative vote of a majority of the shares present at the annual meeting, in person or by proxy, and entitled to vote on the stockholder proposal. Abstentions will have the same effect as votes against the stockholder proposal and broker non-votes will have no effect on the result of the votes on the stockholder proposal. Broker non-votes will have no effect on this proposal as brokers are not entitled to vote on such proposal in the absence of voting instructions from the beneficial owner.

Q: What does it mean if I receive more than one Notice, proxy or voting instruction card?

A: It means your shares are registered differently or are in more than one account. For each Notice you receive, please enter your vote on the Internet for each control number you have been assigned. If you receive paper copies of proxy materials, please provide voting instructions for all proxy and voting instruction cards you receive.

Q: Where can I find the voting results of the annual meeting?

A: Agilent will announce preliminary voting results at the annual meeting and publish preliminary, or final results if available, in a Current Report on Form 8-K within four business days of the annual meeting.

Q: What happens if additional proposals are presented at the annual meeting?

A: Other than the three proposals described in this Proxy Statement, Agilent does not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, William P. Sullivan, Agilent's President and Chief Executive Officer, and Marie Oh Huber, Agilent's Senior Vice President, General Counsel and Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason, any one or more of Agilent's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Q: What is the quorum requirement for the annual meeting?

A: The quorum requirement for holding the annual meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the annual meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Q: Who will count the vote?

A: A representative of Computershare Investor Services will tabulate the votes and act as the inspector of election.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Agilent or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation by the Board. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to Agilent's management.

Q: Who will bear the cost of soliciting votes for the annual meeting?

A: Agilent will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. Agilent has retained the services of Georgeson, Inc. ("Georgeson") to aid in the solicitation of proxies from banks, brokers, nominees and intermediaries. Agilent estimates that it will pay Georgeson a fee of $13,000 for its services. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by Agilent's directors, officers and employees, who will not receive any additional compensation for such solicitation activities. In addition, Agilent may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q: May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?

A: You may submit proposals for consideration at future annual stockholder meetings, including director nominations.

Stockholder Proposals: In order for a stockholder proposal to be considered for inclusion in Agilent's proxy statement for next year's annual meeting, the written proposal must be received by Agilent no later than October 9, 2013 and should contain such information as is required under Agilent's Bylaws. Such proposals will need to comply with the SEC's regulations regarding the inclusion of stockholder proposals in Agilent sponsored proxy materials. In order for a stockholder proposal to be raised from the floor during next year's annual meeting, written notice must be received by Agilent no later than October 9, 2013 and should contain such information as required under Agilent's Bylaws.

Nomination of Director Candidates: Agilent's Bylaws permit stockholders to nominate directors at a stockholder meeting. In order to make a director nomination at an annual stockholder meeting, it is necessary that you notify Agilent not less than 120 days before the first anniversary of the date that the proxy statement for the preceding year's annual meeting was first sent to stockholders. Agilent's 2013 Proxy Statement was first sent to stockholders on February 6, 2013. Thus, in order for any such nomination notice to be timely for next year's annual meeting, it must be received by Agilent not later than October 9, 2013. In addition, the notice must meet all other requirements contained in Agilent's Bylaws and include any other information required pursuant to Regulation 14A under the Exchange Act.

Copy of Bylaw Provisions: You may contact the Agilent Corporate Secretary at Agilent's corporate headquarters for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. Additionally, a copy of Agilent's Bylaws can be accessed on the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Corporate Governance" and then "Governance Policies" on the left hand side of the screen.

Q: ***How do I obtain a separate set of proxy materials if I share an address with other stockholders?***

A: To reduce expenses, in some cases, we are delivering one set of the proxy materials or, where applicable, one Notice to certain stockholders who share an address, unless otherwise requested by one or more of the stockholders. For stockholders receiving hard copies of the proxy materials, a separate proxy card is included with the proxy materials for each stockholder. For stockholders receiving a Notice, the Notice will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you have only received one set of the proxy materials or one Notice, you may request separate copies at no additional cost to you by calling us at (408) 553-2424 or by writing to us at Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051, Attn: Shareholder Records. If you received a Notice and you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

You may also request separate paper proxy materials or a separate Notice for future annual meetings by following the instructions for requesting such materials in the Notice, or by contacting us by calling or writing.

Q: ***If I share an address with other stockholders of Agilent, how can we get only one set of voting materials for future meetings?***

A: You may request that we send you and the other stockholders who share an address with you only one Notice or one set of proxy materials by calling us at (408) 553-2424 or by writing to us at: Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051, Attn: Shareholder Records

You may receive a copy of Agilent's Annual Report on Form 10-K for the fiscal year ended October 31, 2012 without charge by sending a written request to Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051, Attn: Investor Relations.

By Order of the Board,

MARIE OH HUBER
Senior Vice President, General Counsel
and Secretary
Dated: February 6, 2013

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Federal Airfield
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DIRECTIONS TO AGILENT'S HEADQUARTERS

From the South (San Jose)

Take Highway 280 North towards San Francisco. Take the Stevens Creek/Lawrence Expressway exit and turn left onto Stevens Creek Blvd. for approximately 0.1 miles and then turn right into Agilent's parking lot at the second stop light.

From the North (San Francisco)

Take Highway 280 South towards San Jose. Take the Stevens Creek Blvd/Lawrence Expressway exit. Turn left on Stevens Creek Blvd. for approximately 0.2 miles and turn left into Agilent's parking lot at the first stop light.

Parking

Parking will be designated as you enter the parking lot.

Printed in U.S.A. February, 2013


Printed on recycled paper with 30% post-consumer waste

Admission to the annual meeting will be limited to stockholders. You are entitled to attend the annual meeting only if you are a stockholder of record as of the close of business on January 22, 2013, the record date, or hold a valid proxy for the meeting. In order to be admitted to the annual meeting, you must present proof of ownership of Agilent stock on the record date. This can be a brokerage statement or letter from a bank or broker indicating ownership on January 22, 2013, the Notice of Internet Availability of Proxy Materials, a proxy card, or legal proxy or voting instruction card provided by your broker, bank or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership. Stockholders and proxyholders may also be asked to present a form of photo identification such as a driver's license or passport. Backpacks, cameras, cell phones with cameras, recording equipment and other electronic recording devices will not be permitted at the annual meeting. Agilent reserves the right to inspect any persons or items prior to their admission to the annual meeting. Failure to follow the meeting rules or permit inspection will be grounds for exclusion from the annual meeting.



www.agilent.com


Agilent Technologies

Agilent Technologies

IMPORTANT ANNUAL MEETING INFORMATION



Vote by Internet

- Go to **www.envisionreports.com/agilent**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Stockholder Meeting Notice & Admission Ticket

Important Notice Regarding the Availability of Proxy Materials for the Agilent Technologies, Inc. 2013 Annual Meeting to be Held on March 20, 2013

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual stockholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a paper copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to stockholders are available at:

www.envisionreports.com/agilent



Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/agilent** to view the materials.
Step 2: Click on **Cast Your Vote or Request Materials**.
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.



Obtaining a Copy of the Proxy Materials – If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before March 8, 2013 to facilitate timely delivery.



Stockholder Meeting Notice

The Agilent Technologies, Inc. 2013 Annual Meeting of Stockholders will be held on Wednesday, March 20, 2013 at 8:00 a.m. Pacific Time at Agilent's headquarters located at 5301 Stevens Creek Blvd., Building No. 5, Santa Clara, California (U.S.A.).

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board recommends a vote FOR all nominees, FOR Proposals 2 and 3; and AGAINST Proposal 4:

1. Election of Directors: To elect three directors to a 3-year term. At the annual meeting, the Board of Directors intends to present the following nominees for election as directors: 01 - Paul N. Clark, 02 - James G. Cullen and 03 - Tadataka Yamada, M.D.
2. To ratify the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm.
3. To approve the compensation of Agilent's named executive officers.
4. To consider a stockholder proposal, if properly presented at the Annual Meeting, to repeal the classified board structure.
5. To consider such other business as may properly come before the annual meeting.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Directions to the Agilent Technologies, Inc. 2013 Annual Meeting of Stockholders

DIRECTIONS TO AGILENT'S HEADQUARTERS

From the South (San Jose)
Take Highway 280 North towards San Francisco. Take the Stevens Creek/Lawrence Expressway exit and turn left onto Stevens Creek Blvd. for approximately 0.1 miles and then turn right into Agilent's parking lot at the second stop light.

From the North (San Francisco)
Take Highway 280 South towards San Jose. Take the Stevens Creek Blvd/Lawrence Expressway exit. Turn left on Stevens Creek Blvd. for approximately 0.2 miles and turn left into Agilent's parking lot at the first stop light.

Parking
Parking will be designated as you enter the parking lot.

Admission to the annual meeting will be limited to stockholders. You are entitled to attend the annual meeting only if you are a stockholder of record as of the close of business on January 22, 2013, the record date, or hold a valid proxy for the meeting. In order to be admitted to the annual meeting, you must present proof of ownership of Agilent stock on the record date. This can be a brokerage statement or letter from a bank or broker indicating ownership on January 22, 2013, the Notice of Internet Availability of Proxy Materials, a proxy card, or legal proxy or voting instruction card provided by your broker, bank or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership. Stockholders and proxyholders may also be asked to present a form of photo identification such as a driver's license or passport. Backpacks, cameras, cell phones with cameras, recording equipment and other electronic recording devices will not be permitted at the annual meeting. Agilent reserves the right to inspect any persons or items prior to their admission to the annual meeting. Failure to follow the meeting rules or permit inspection will be grounds for exclusion from the annual meeting.


Federal Airfield
237
101
237
Mountain View
Sunnyvale
Lawrence
San Jose International Airport
82
Santa Clara
San Jo
Cupertino
Burbank
17
Campbell
Saratoga
85



Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/agilent**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a paper or email copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 using a touch-tone phone and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials Agilent Technologies Inc." in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by March 8, 2013.